# Dreyfus Smallcap Stock Index Fund

**ANNUAL REPORT** October 31, 2006



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Smallcap Stock Index Fund, covering the 12-month period from November 1, 2005, through October 31, 2006.

Although reports of slower economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, while U.S. monetary policy has tightened to the borderline between a neutral policy and a restrictive policy, most foreign monetary policies have tightened only from stimulative to neutral, leaving room for further expansion.

The financial markets seem to concur with our view that a gradual economic slowdown is more likely than a recession, as evidenced by upward pressure on the price-earnings multiples of high-quality, large-capitalization stocks. Investors expecting generally slower profit growth have begun to favor companies with the ability to sustain profitability in a slower economic environment. This pattern is consistent with previous midcycle slowdowns. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

### How did Dreyfus Smallcap Stock Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2006, Dreyfus Smallcap Stock Index Fund produced a total return of 15.53%.[1] The Standard & Poor's SmallCap 600 Index (the "S&P 600 Index") produced a 16.10% return for the same period.[2,3]

Despite bouts of market weakness arising from investors' economic, inflation and interest-rate concerns, a growing global economy and improved corporate earnings helped support small-cap stock prices during most of the reporting period. The difference in returns between the fund and the S&P 600 Index was primarily due to the fund's sampling strategy, transaction costs and fund operating expenses.

### What is the fund's investment approach?

The fund seeks to match the total return of the S&P 600 Index by generally investing in a representative sample of the stocks listed in the S&P 600 Index. While the fund generally owns the vast majority of the stocks in the S&P 600 Index, some very small stocks may be excluded from the portfolio. The S&P 600 Index is composed of 600 domestic stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 600 Index than smaller ones. The fund may also use stock index futures as a substitute for the sale or purchase of stocks.

### What other factors influenced the fund's performance?

During the first half of the reporting period, U.S. economic growth generally remained strong, bolstered by healthy corporate earnings, low unemployment and subdued inflation. As a result, stock prices rose despite occasional concerns that rising short-term interest rates and higher energy prices might erode consumer confidence and reduce the rate of economic growth. As they had for some time, small-cap

stocks posted higher returns than their large-cap counterparts through the spring of 2006, as investors remained comfortable with the risks that smaller companies typically entail.

However, stock prices generally fell sharply in May after hawkish comments from members of the Federal Reserve Board caused investors to revise upward their expectations for inflation and short-term interest rates. During the market downturn, large-cap stocks began to fare better than smaller stocks as investors turned toward well-established businesses with track records of consistent earnings under a variety of economic conditions. Housing markets softened and employment gains moderated over the remainder of the reporting period, marking the apparent start of a new phase of the economic cycle, and large-cap stocks continued to gain value at a faster rate than small-cap stocks.

Gains for the S&P 600 Index were particularly robust in the producer goods area, which was driven higher by intensifying global demand for heavy machinery, industrial parts, chemicals, metals, construction and freight services. In addition, stocks of steel producers advanced strongly due to industry consolidation and surging industrial demand from China and India.

Some of the small-cap market's stronger gains were produced by stocks in the financials sector, where real estate investment trusts (REITs) posted especially attractive returns. During the reporting period, a growing base of investors added a REIT component to their portfolios in an attempt to hedge against the possibility of unanticipated inflation in the marketplace. Among the different segments of the REIT market, the apartment sector produced especially attractive gains as some potential homebuyers chose to rent apartments until housing prices stabilize. In addition, regional malls fared well due to persistent strength in consumer spending and low unemployment rates. Finally, self-storage companies, which are considered a stand-alone area of the REIT sub-sector, benefited from higher demand from individuals and regional sales distributors needing to store excess inventories.

Specialty retailers within the consumer discretionary area also contributed positively to the S&P 600 Index's performance. Top performers included children's apparel stores and discount clothing firms whose stores generally are located in regional malls.

On the other hand, many of the S&P 600 Index's homebuilders, already hurt by the housing slowdown and higher interest rates, fell sharply in May's market correction and failed to rebound as housing prices declined. Companies that build more expensive, higher-end homes were particularly hard hit. Finally, temporary employment agencies detracted from the S&P 600 Index's overall performance, due primarily to a strong labor market with little excess capacity.

### What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 600 Index by investing in a representative sample of the stocks listed in the S&P 600 Index. While small-cap stocks may involve greater risk than larger-cap stocks, we believe that an investment in a broadly diversified small-cap index fund, such as Dreyfus Smallcap Stock Index Fund, may help investors manage the risks associated with small-cap investing by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

November 15, 2006

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2]  *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's SmallCap 600 Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance.*

[3]  *Standard & Poor's®," "S&P®," and "Standard & Poor's SmallCap 600 Index" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

# FUND PERFORMANCE



Dreyfus Smallcap Stock Index Fund ——
Standard & Poor's SmallCap 600 Index† ......

$26,078
$25,159

Years Ended 10/31

Comparison of change in value of $10,000 investment in Dreyfus Smallcap Stock Index Fund and the Standard & Poor's SmallCap 600 Index

## Average Annual Total Returns *as of 10/31/06*

|  | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Fund** | **6/30/97** | **15.53%** | **14.50%** | **10.38%** |

*†  Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.*

*The above graph compares a $10,000 investment made in Dreyfus Smallcap Stock Index Fund on 6/30/97 (inception date) to a $10,000 investment made in the Standard & Poor's SmallCap 600 Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a broad-based index and a widely accepted, unmanaged index of overall small-cap stock market performance and does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Smallcap Stock Index Fund from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended October 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    2.51 |
| Ending value (after expenses) | $991.30 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    2.55 |
| Ending value (after expenses) | $1,022.68 |

† Expenses are equal to the fund's annualized expense ratio of .50%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

# STATEMENT OF INVESTMENTS

October 31, 2006

| Common Stocks–99.2% | Shares | | Value ($) |
|---|---|---|---|
| **Consumer Discretionary–15.8%** | | | |
| 4Kids Entertainment | 16,900 | a | 307,073 |
| Aaron Rents | 70,397 | | 1,751,477 |
| ADVO | 51,250 | | 1,504,700 |
| Arbitron | 46,000 | b | 1,932,000 |
| Arctic Cat | 24,000 | | 429,840 |
| Ashworth | 11,300 | a | 79,326 |
| Audiovox, Cl. A | 28,000 | a | 367,360 |
| Aztar | 57,300 | a | 3,069,561 |
| Bassett Furniture Industries | 15,300 | | 252,756 |
| Bright Horizons Family Solutions | 37,200 | a | 1,429,224 |
| Brown Shoe | 50,050 | b | 1,949,948 |
| Building Materials Holding | 47,300 | b | 1,232,638 |
| Cato, Cl. A | 51,800 | b | 1,185,702 |
| CEC Entertainment | 51,525 | a | 1,776,067 |
| Champion Enterprises | 120,599 | a,b | 1,116,747 |
| Children's Place Retail Stores | 35,700 | a,b | 2,505,783 |
| Christopher & Banks | 59,275 | | 1,599,832 |
| Coachmen Industries | 25,500 | | 285,090 |
| Cost Plus | 26,300 | a | 314,285 |
| CPI | 9,300 | | 439,053 |
| Crocs | 45,900 | a,b | 1,818,558 |
| Deckers Outdoor | 19,500 | a | 1,036,815 |
| Dress Barn | 72,400 | a,b | 1,572,528 |
| Drew Industries | 24,500 | a | 665,175 |
| Ethan Allen Interiors | 51,500 | b | 1,834,430 |
| Finish Line, Cl. A | 61,000 | b | 790,560 |
| Fleetwood Enterprises | 93,800 | a | 669,732 |
| Fossil | 72,025 | a,b | 1,573,026 |
| Fred's | 67,000 | b | 876,360 |
| Genesco | 36,500 | a | 1,371,305 |
| Group 1 Automotive | 38,200 | | 2,189,242 |
| Guitar Center | 42,000 | a,b | 1,821,540 |
| Gymboree | 52,000 | a | 2,415,920 |
| Hancock Fabrics/DE | 10,000 | | 33,200 |
| Haverty Furniture Cos. | 41,600 | b | 657,280 |
| Hibbett Sporting Goods | 46,400 | a | 1,356,736 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary (continued)** | | |
| Hot Topic | 55,800 a,b | 564,138 |
| IHOP | 25,500 | 1,330,335 |
| Interface, Cl. A | 69,800 a | 1,015,590 |
| Jack in the Box | 58,100 a | 3,259,991 |
| JAKKS Pacific | 40,300 a,b | 874,107 |
| Jo-Ann Stores | 31,960 a,b | 581,672 |
| JoS. A. Bank Clothiers | 23,000 a,b | 682,870 |
| K-Swiss, Cl. A | 43,700 | 1,543,484 |
| K2 | 73,200 a | 999,912 |
| Kellwood | 41,200 b | 1,260,720 |
| Keystone Automotive Industries | 25,400 a | 976,884 |
| La-Z-Boy | 79,900 b | 978,775 |
| Landry's Restaurants | 23,600 | 691,480 |
| Lenox Group | 26,200 a | 157,462 |
| Libbey | 15,200 b | 174,800 |
| Live Nation | 102,000 a | 2,168,520 |
| LKQ | 69,500 a,b | 1,608,230 |
| Lone Star Steakhouse & Saloon | 27,200 | 742,560 |
| M/I Homes | 15,300 b | 549,576 |
| Marcus | 34,400 | 859,656 |
| MarineMax | 24,400 a,b | 695,644 |
| Men's Wearhouse | 81,700 | 3,255,745 |
| Meritage Homes | 32,400 a,b | 1,483,272 |
| Midas | 19,400 a | 400,222 |
| Monaco Coach | 42,750 | 510,435 |
| Multimedia Games | 41,600 a,b | 390,624 |
| National Presto Industries | 5,200 | 318,396 |
| Nautilus | 47,800 b | 675,414 |
| NVR | 7,700 a,b | 4,323,550 |
| O'Charleys | 38,500 a | 765,765 |
| Oxford Industries | 23,400 | 1,235,052 |
| P.F. Chang's China Bistro | 39,000 a,b | 1,630,980 |
| Panera Bread, Cl. A | 46,800 a,b | 2,892,240 |
| Papa John's International | 41,200 a,b | 1,512,040 |
| PEP Boys-Manny Moe & Jack | 83,200 | 1,179,776 |
| PetMed Express | 38,800 a,b | 485,000 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary (continued)** | | |
| Phillips-Van Heusen | 88,800 | 4,063,488 |
| Pinnacle Entertainment | 68,800 [a] | 2,081,888 |
| Polaris Industries | 63,000 [b] | 2,697,660 |
| Pool | 81,230 [b] | 3,328,805 |
| Pre-Paid Legal Services | 15,000 [b] | 636,750 |
| Quiksilver | 169,300 [a,b] | 2,361,735 |
| Radio One, Cl. D | 113,500 [a] | 770,665 |
| Rare Hospitality International | 52,250 [a,b] | 1,646,397 |
| RC2 | 33,000 [a,b] | 1,490,940 |
| Red Robin Gourmet Burgers | 21,100 [a] | 1,017,864 |
| Russ Berrie & Co. | 15,100 [a] | 228,916 |
| Ryan's Restaurant Group | 63,800 [a,b] | 1,034,198 |
| Select Comfort | 86,550 [a,b] | 1,850,439 |
| Shuffle Master | 51,073 [a,b] | 1,429,023 |
| Skechers USA, Cl. A | 40,800 [a,b] | 1,219,512 |
| Skyline | 12,600 | 497,574 |
| Sonic | 109,317 [a,b] | 2,486,962 |
| Sonic Automotive | 49,000 | 1,288,700 |
| Stage Stores | 39,300 | 1,273,713 |
| Stamps.com | 29,000 [a,b] | 465,450 |
| Standard Motor Products | 18,500 | 204,980 |
| Standard Pacific | 97,000 [b] | 2,350,310 |
| Steak n Shake | 40,078 [a] | 745,050 |
| Stein Mart | 43,100 | 705,547 |
| Stride Rite | 58,000 | 855,500 |
| Sturm Ruger & Co. | 31,200 [a,b] | 259,896 |
| Superior Industries International | 31,100 [b] | 525,590 |
| Tractor Supply | 51,600 [a] | 2,498,472 |
| Triarc Cos., Cl. B | 95,700 | 1,606,803 |
| Tuesday Morning | 36,200 [b] | 597,300 |
| Tween Brands | 52,500 [a] | 2,195,550 |
| Universal Technical Institute | 32,600 [a,b] | 651,348 |
| Vertrue | 16,500 [a] | 742,005 |
| Winnebago Industries | 52,000 [b] | 1,731,080 |
| WMS Industries | 35,500 [a] | 1,254,215 |
| Wolverine World Wide | 92,250 [b] | 2,616,210 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary (continued)** | | |
| Zale | 75,900 a | 2,188,956 |
| | | **140,585,277** |
| | | |
| **Consumer Staples–3.6%** | | |
| Alliance One International | 125,500 | 604,910 |
| American Italian Pasta, Cl. A | 33,400 a,b | 250,166 |
| Casey's General Stores | 79,000 b | 1,917,330 |
| Corn Products International | 114,600 | 4,147,374 |
| Delta & Pine Land | 56,333 | 2,282,050 |
| Flowers Foods | 82,675 b | 2,246,280 |
| Great Atlantic & Pacific Tea | 26,000 | 719,420 |
| Hain Celestial Group | 59,300 a | 1,674,039 |
| J & J Snack Foods | 23,900 b | 798,499 |
| Lance | 47,700 | 931,104 |
| Longs Drug Stores | 46,100 b | 1,984,144 |
| Nash Finch | 21,600 b | 560,520 |
| NBTY | 88,300 a | 2,456,506 |
| Peet's Coffee & Tea | 16,600 a,b | 444,050 |
| Performance Food Group | 55,500 a | 1,613,385 |
| Playtex Products | 86,000 a | 1,198,840 |
| Ralcorp Holdings | 40,200 a,b | 1,987,890 |
| Sanderson Farms | 24,000 | 636,720 |
| Spectrum Brands | 48,300 a,b | 469,476 |
| TreeHouse Foods | 49,900 a | 1,265,464 |
| United Natural Foods | 61,500 a | 2,146,350 |
| USANA Health Sciences | 17,400 a,b | 781,608 |
| WD-40 | 29,800 | 1,012,902 |
| | | **32,129,027** |
| | | |
| **Energy–7.5%** | | |
| Atwood Oceanics | 37,600 a | 1,737,120 |
| Bristow Group | 36,400 a,b | 1,208,480 |
| Cabot Oil & Gas | 72,250 b | 3,822,747 |
| CARBO Ceramics | 27,100 b | 913,270 |
| Cimarex Energy | 130,300 | 4,693,406 |
| Dril-Quip | 39,500 a | 1,555,510 |
| Frontier Oil | 178,600 | 5,250,840 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy (continued)** | | |
| Helix Energy Solutions Group | 143,263 a,b | 4,627,395 |
| Hydril | 27,900 a | 1,675,395 |
| Input/Output | 112,800 a,b | 1,264,488 |
| Lone Star Technologies | 47,800 a | 2,307,784 |
| Lufkin Industries | 23,600 | 1,424,024 |
| Massey Energy | 119,000 | 3,004,750 |
| NS Group | 34,700 a | 2,267,992 |
| Oceaneering International | 85,500 a | 3,077,145 |
| Penn Virginia | 29,000 b | 2,074,950 |
| Petroleum Development | 24,900 a | 1,149,135 |
| SEACOR Holdings | 33,450 a | 2,993,106 |
| St. Mary Land & Exploration | 84,500 | 3,151,005 |
| Stone Energy | 43,700 a | 1,702,989 |
| Swift Energy | 46,600 a | 2,177,152 |
| Tetra Technologies | 118,250 a | 3,062,675 |
| Unit | 73,300 a | 3,400,387 |
| Veritas DGC | 56,400 a,b | 4,061,364 |
| W-H Energy Services | 46,700 a | 2,186,961 |
| World Fuel Services | 43,000 | 1,849,860 |
| | | **66,639,930** |
| **Financial−16.2%** | | |
| Acadia Realty Trust | 44,800 | 1,144,640 |
| Anchor Bancorp Wisconsin | 28,200 b | 818,928 |
| Bank Mutual | 89,000 | 1,078,680 |
| BankAtlantic Bancorp, Cl. A | 68,100 | 892,110 |
| BankUnited Financial, Cl. A | 55,600 b | 1,499,532 |
| Boston Private Financial Holdings | 56,200 b | 1,553,368 |
| Brookline Bancorp | 91,500 | 1,219,695 |
| Cash America International | 49,800 | 2,058,234 |
| Central Pacific Financial | 48,000 b | 1,765,920 |
| Chittenden | 72,037 b | 2,124,371 |
| Colonial Properties Trust | 70,200 b | 3,537,378 |
| Community Bank System | 45,200 b | 1,123,220 |
| Delphi Financial Group, Cl. A | 64,176 | 2,518,888 |
| Dime Community Bancshares | 34,250 | 477,788 |
| Downey Financial | 31,580 b | 2,175,230 |
| East West Bancorp | 94,800 | 3,461,148 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| EastGroup Properties | 35,500 | 1,889,665 |
| Entertainment Properties Trust | 45,300 | 2,491,500 |
| Essex Property Trust | 36,000 b | 4,798,080 |
| Fidelity Bankshares | 30,200 | 1,198,336 |
| Financial Federal | 41,850 b | 1,151,712 |
| First BanCorp/Puerto Rico | 132,000 | 1,306,800 |
| First Commonwealth Financial | 88,700 b | 1,185,919 |
| First Indiana | 20,500 | 523,160 |
| First Midwest Bancorp/IL | 75,274 b | 2,862,670 |
| First Republic Bank/San Francisco, CA | 43,250 | 1,684,155 |
| FirstFed Financial | 29,200 a,b | 1,803,684 |
| Flagstar Bancorp | 50,000 b | 751,500 |
| Franklin Bank/Houston, TX | 34,800 a | 703,308 |
| Fremont General | 105,000 b | 1,525,650 |
| Glacier Bancorp | 44,700 | 1,560,924 |
| Glenborough Realty Trust | 50,500 | 1,311,990 |
| Hanmi Financial | 65,000 | 1,389,050 |
| Harbor Florida Bancshares | 28,400 b | 1,289,644 |
| Hilb, Rogal & Hobbs | 53,300 b | 2,127,736 |
| Independent Bank/MI | 32,515 b | 777,109 |
| Infinity Property & Casualty | 32,000 b | 1,376,640 |
| Inland Real Estate | 104,100 | 1,945,629 |
| Investment Technology Group | 67,000 a | 3,128,900 |
| Irwin Financial | 31,000 | 687,270 |
| Kilroy Realty | 47,500 | 3,578,175 |
| LaBranche & Co. | 71,400 a,b | 633,318 |
| LandAmerica Financial Group | 27,700 b | 1,747,593 |
| Lexington Corporate Properties Trust | 81,600 b | 1,738,080 |
| LTC Properties | 34,400 | 932,240 |
| MAF Bancorp | 43,000 | 1,852,870 |
| Mid-America Apartment Communities | 33,000 b | 2,100,450 |
| Nara Bancorp | 33,700 | 640,300 |
| National Retail Properties | 93,000 b | 2,089,710 |
| New Century Financial | 74,250 b | 2,923,965 |
| Parkway Properties/MD | 22,100 b | 1,090,414 |
| Philadelphia Consolidated Holding | 85,000 a | 3,325,200 |
| Piper Jaffray Cos. | 32,900 a | 2,275,035 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Financial (continued)** | | | |
| Portfolio Recovery Associates | 26,200 | a,b | 1,221,444 |
| Presidential Life | 37,000 | b | 873,200 |
| PrivateBancorp | 28,100 | b | 1,154,067 |
| ProAssurance | 51,800 | a,b | 2,522,660 |
| Prosperity Bancshares | 39,000 | b | 1,352,910 |
| Provident Bankshares | 50,624 | b | 1,829,551 |
| PS Business Parks | 22,900 | | 1,507,965 |
| Republic Bancorp/MI | 118,025 | | 1,579,175 |
| Rewards Network | 44,200 | a,b | 250,172 |
| RLI | 32,200 | | 1,745,562 |
| Safety Insurance Group | 27,200 | | 1,360,272 |
| Selective Insurance Group | 45,200 | b | 2,497,300 |
| Senior Housing Properties Trust | 100,000 | b | 2,293,000 |
| South Financial Group | 112,400 | | 2,981,972 |
| Sovran Self Storage | 28,000 | b | 1,651,440 |
| Sterling Bancorp/NY | 27,900 | b | 543,492 |
| Sterling Bancshares/TX | 76,200 | | 1,395,222 |
| Sterling Financial/WA | 58,035 | | 1,930,244 |
| Stewart Information Services | 30,000 | b | 1,111,800 |
| Susquehanna Bancshares | 82,000 | | 2,049,180 |
| SWS Group | 30,971 | | 860,684 |
| TradeStation Group | 30,400 | a | 475,760 |
| Trustco Bank NY | 112,544 | b | 1,243,611 |
| UCBH Holdings | 140,700 | b | 2,411,598 |
| Umpqua Holdings | 88,500 | | 2,499,240 |
| United Bankshares | 54,500 | b | 2,081,355 |
| United Fire & Casualty | 25,300 | b | 895,114 |
| Whitney Holding | 108,870 | | 3,555,694 |
| Wilshire Bancorp | 24,100 | b | 476,698 |
| Wintrust Financial | 38,000 | b | 1,833,880 |
| World Acceptance | 29,400 | a,b | 1,469,706 |
| Zenith National Insurance | 58,200 | b | 2,707,464 |
| | | | **144,208,943** |
| **Health Care—11.4%** | | | |
| Alpharma, Cl. A | 73,700 | | 1,626,559 |
| Amedisys | 24,800 | a,b | 1,006,136 |
| American Medical Systems Holdings | 105,600 | a,b | 1,880,736 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| AMERIGROUP | 83,700 a,b | 2,507,652 |
| AMN Healthcare Services | 49,100 a | 1,241,739 |
| AmSurg | 46,600 a | 979,532 |
| Analogic | 20,200 | 1,127,362 |
| ArQule | 54,000 a | 217,080 |
| ArthroCare | 39,200 a | 1,584,072 |
| BIOLASE Technology | 18,900 a,b | 122,850 |
| Biosite | 26,900 a | 1,235,517 |
| Bradley Pharmaceuticals | 25,700 a,b | 447,180 |
| Cambrex | 44,200 | 1,034,280 |
| Centene | 65,400 a,b | 1,542,786 |
| Cerner | 96,300 a,b | 4,652,253 |
| Chemed | 41,198 | 1,462,117 |
| CNS | 25,900 | 959,595 |
| CONMED | 42,700 a | 947,513 |
| Connetics | 41,200 a,b | 702,048 |
| Cooper Cos. | 66,200 | 3,815,106 |
| Cross Country Healthcare | 30,000 a | 580,800 |
| Cyberonics | 27,300 a,b | 492,219 |
| Datascope | 22,000 | 789,140 |
| Dendrite International | 71,300 a | 745,085 |
| Dionex | 31,150 a | 1,694,560 |
| DJO | 36,000 a | 1,448,280 |
| Enzo Biochem | 43,017 a,b | 615,143 |
| Genesis HealthCare | 29,500 a | 1,428,685 |
| Gentiva Health Services | 45,300 a | 840,315 |
| Greatbatch | 35,400 a | 796,146 |
| Haemonetics/Mass | 42,200 a | 1,924,320 |
| Healthways | 53,100 a,b | 2,248,785 |
| Hologic | 78,900 a,b | 3,799,035 |
| Hooper Holmes | 86,500 | 311,400 |
| ICU Medical | 24,200 a | 1,022,450 |
| IDEXX Laboratories | 50,300 a | 4,185,463 |
| Immucor | 105,000 a | 2,890,650 |
| Integra LifeSciences Holdings | 31,500 a,b | 1,163,295 |
| Intermagnetics General | 53,962 a | 1,475,861 |
| Invacare | 50,000 b | 1,091,500 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Health Care (continued)** | | | |
| inVentiv Health | 43,000 | a | 1,229,800 |
| Kendle International | 17,800 | a | 616,236 |
| Kensey Nash | 14,100 | a,b | 428,781 |
| LCA-Vision | 32,200 | b | 1,131,186 |
| Matria Healthcare | 31,200 | a,b | 879,840 |
| Mentor | 67,400 | | 3,154,320 |
| Meridian Bioscience | 32,300 | | 744,515 |
| Merit Medical Systems | 36,700 | a | 580,227 |
| MGI Pharma | 115,600 | a,b | 2,199,868 |
| Noven Pharmaceuticals | 36,800 | a | 817,328 |
| Odyssey HealthCare | 56,950 | a | 754,588 |
| Osteotech | 27,500 | a | 143,550 |
| Owens & Minor | 63,000 | b | 1,985,130 |
| Palomar Medical Technologies | 28,100 | a,b | 1,323,229 |
| PAREXEL International | 47,300 | a | 1,400,080 |
| Pediatrix Medical Group | 78,000 | a | 3,504,540 |
| Per-Se Technologies | 50,345 | a,b | 1,232,446 |
| PharmaNet Development Group | 24,600 | a | 460,020 |
| PolyMedica | 36,000 | b | 1,495,800 |
| Possis Medical | 33,000 | a | 360,360 |
| Regeneron Pharmaceuticals | 83,200 | a,b | 1,668,160 |
| RehabCare Group | 28,400 | a | 365,224 |
| Respironics | 111,000 | a | 3,920,520 |
| Savient Pharmaceuticals | 100,000 | a | 761,000 |
| Sciele Pharma | 43,900 | a,b | 957,459 |
| Sierra Health Services | 89,600 | a | 3,067,904 |
| Sunrise Senior Living | 68,400 | a | 2,134,764 |
| SurModics | 26,700 | a,b | 931,830 |
| Theragenics | 58,900 | a | 184,946 |
| United Surgical Partners International | 67,700 | a,b | 1,680,314 |
| VIASYS Healthcare | 49,000 | a,b | 1,403,850 |
| Vital Signs | 13,100 | | 738,316 |
| | | | **100,891,376** |
| **Industrial−17.5%** | | | |
| A.O. Smith | 36,050 | | 1,267,518 |
| AAR | 54,250 | a | 1,412,670 |
| ABM Industries | 67,800 | b | 1,346,508 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Acuity Brands | 69,600 | 3,447,984 |
| Administaff | 40,100 b | 1,381,445 |
| Albany International, Cl. A | 45,600 | 1,532,616 |
| Angelica | 15,100 | 316,194 |
| Apogee Enterprises | 40,600 | 653,254 |
| Applied Industrial Technologies | 60,725 b | 1,745,236 |
| Applied Signal Technology | 19,800 | 293,832 |
| Arkansas Best | 43,400 | 1,778,532 |
| Armor Holdings | 46,600 a,b | 2,398,036 |
| Astec Industries | 27,800 a,b | 886,542 |
| ASV | 23,000 a,b | 336,030 |
| Baldor Electric | 43,833 | 1,406,163 |
| Barnes Group | 59,400 | 1,190,970 |
| Belden CDT | 68,312 b | 2,472,894 |
| Bowne & Co. | 45,000 | 703,350 |
| Brady, Cl. A | 79,000 b | 2,923,000 |
| Briggs & Stratton | 78,900 | 2,011,161 |
| C & D Technologies | 22,500 b | 111,600 |
| CDI | 19,000 b | 449,160 |
| Central Parking | 28,310 | 485,516 |
| Ceradyne | 44,000 a,b | 1,815,000 |
| CLARCOR | 77,400 b | 2,521,692 |
| Coinstar | 45,600 a | 1,385,328 |
| Consolidated Graphics | 17,700 a,b | 1,100,409 |
| Cubic | 25,200 | 526,932 |
| Curtiss-Wright | 68,800 b | 2,328,192 |
| EDO | 24,500 | 585,795 |
| EGL | 47,000 a,b | 1,597,530 |
| ElkCorp | 31,000 b | 778,720 |
| EMCOR Group | 52,500 a | 3,105,375 |
| EnPro Industries | 36,500 a | 1,168,000 |
| Esterline Technologies | 40,200 a | 1,515,540 |
| Forward Air | 45,250 b | 1,469,268 |
| Frontier Airlines Holdings | 41,600 a,b | 334,464 |
| G & K Services, Cl. A | 32,000 b | 1,219,520 |
| Gardner Denver | 81,700 a | 2,776,983 |
| GenCorp | 81,600 a,b | 1,068,960 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Griffon | 41,200 a,b | 1,013,108 |
| Healthcare Services Group | 49,600 | 1,348,128 |
| Heartland Express | 92,474 | 1,510,100 |
| Heidrick & Struggles International | 32,900 a,b | 1,344,623 |
| Hub Group, Cl. A | 70,500 a | 1,914,780 |
| IDEX | 83,300 | 3,906,770 |
| Insituform Technologies, Cl. A | 35,700 a | 834,309 |
| JLG Industries | 165,000 | 4,562,250 |
| John H. Harland | 43,200 b | 1,766,448 |
| Kaman | 41,600 | 848,224 |
| Kansas City Southern | 116,400 a | 3,304,596 |
| Kaydon | 44,200 b | 1,847,560 |
| Kirby | 79,800 a | 2,795,394 |
| Knight Transportation | 79,450 b | 1,447,579 |
| Labor Ready | 83,150 a | 1,455,957 |
| Landstar System | 86,600 | 4,021,704 |
| Lawson Products | 7,100 | 343,711 |
| Lennox International | 92,800 b | 2,501,888 |
| Lindsay Manufacturing | 17,500 | 575,575 |
| Lydall | 29,200 a | 264,844 |
| Magnetek | 32,200 a | 153,272 |
| Manitowoc | 97,450 | 5,348,056 |
| Mesa Air Group | 65,000 a | 578,500 |
| Mobile Mini | 50,600 a | 1,627,802 |
| Moog, Cl. A | 62,075 a | 2,315,398 |
| Mueller Industries | 58,300 | 2,137,861 |
| NCI Building Systems | 31,900 a | 1,909,215 |
| NCO Group | 50,200 a | 1,353,392 |
| Old Dominion Freight Line | 44,000 a | 1,217,040 |
| On Assignment | 5,700 a | 64,695 |
| Regal-Beloit | 49,000 b | 2,423,050 |
| Robbins & Myers | 25,100 | 966,099 |
| School Specialty | 30,200 a,b | 1,182,632 |
| Shaw Group | 119,100 a,b | 3,163,296 |
| Simpson Manufacturing | 54,100 b | 1,535,899 |
| SkyWest | 95,900 | 2,556,694 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Spherion | 97,500 [a] | 706,875 |
| Standard Register | 18,700 | 253,011 |
| Standex International | 19,800 | 576,576 |
| Teledyne Technologies | 56,900 [a] | 2,373,868 |
| Tetra Tech | 90,456 [a] | 1,644,490 |
| Toro | 65,000 [b] | 2,805,400 |
| Tredegar | 42,600 | 742,944 |
| Triumph Group | 25,800 [b] | 1,242,270 |
| United Stationers | 50,300 [a] | 2,401,825 |
| Universal Forest Products | 31,700 | 1,438,546 |
| URS | 81,400 [a] | 3,289,374 |
| Valmont Industries | 27,200 | 1,517,760 |
| Viad | 33,800 | 1,248,910 |
| Vicor | 31,500 | 374,850 |
| Volt Information Sciences | 16,700 [a,b] | 659,650 |
| Wabash National | 48,500 [b] | 680,455 |
| Waste Connections | 69,150 [a] | 2,813,714 |
| Watsco | 36,100 | 1,797,780 |
| Watson Wyatt Worldwide, Cl. A | 70,600 [b] | 3,187,590 |
| Watts Water Technologies, Cl. A | 39,100 | 1,455,302 |
| Wolverine Tube | 8,000 [a,b] | 22,960 |
| Woodward Governor | 46,600 | 1,664,086 |
| | | **154,886,604** |
| **Information Technology−16.6%** | | |
| Actel | 43,400 [a] | 711,326 |
| Adaptec | 181,200 [a] | 820,836 |
| Advanced Energy Industries | 52,100 [a] | 819,012 |
| Aeroflex | 122,000 [a] | 1,317,600 |
| Agilysys | 56,100 [b] | 831,963 |
| Altiris | 37,600 [a] | 846,376 |
| Anixter International | 50,200 | 2,999,952 |
| ANSYS | 61,200 [a] | 2,815,200 |
| ATMI | 58,200 [a] | 1,844,358 |
| Avid Technology | 65,020 [a,b] | 2,348,522 |
| Axcelis Technologies | 146,600 [a] | 1,011,540 |
| Bankrate | 17,000 [a,b] | 543,150 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Information Technology (continued)** | | | |
| Bel Fuse, Cl. B | 22,800 | | 812,136 |
| Bell Microproducts | 44,500 | a | 299,930 |
| Benchmark Electronics | 99,700 | a,b | 2,647,035 |
| Black Box | 26,000 | b | 1,159,340 |
| Blue Coat Systems | 23,400 | a,b | 521,820 |
| Brightpoint | 72,940 | a,b | 882,574 |
| Brooks Automation | 108,548 | a | 1,541,381 |
| C-COR | 53,000 | a | 529,470 |
| Cabot Microelectronics | 38,600 | a | 1,102,030 |
| CACI International, Cl. A | 46,500 | a | 2,675,610 |
| Captaris | 45,800 | a | 269,762 |
| Carreker | 32,500 | a | 237,900 |
| Catapult Communications | 19,000 | a | 165,870 |
| Checkpoint Systems | 60,200 | a | 1,096,242 |
| CIBER | 73,700 | a | 504,845 |
| Cognex | 71,500 | b | 1,646,645 |
| Coherent | 49,200 | a | 1,585,716 |
| Cohu | 40,600 | | 803,068 |
| Comtech Telecommunications | 35,200 | a,b | 1,254,880 |
| CTS | 58,300 | | 823,196 |
| Cymer | 59,700 | a | 2,765,901 |
| Daktronics | 45,900 | | 1,088,289 |
| Digi International | 36,600 | a | 513,132 |
| Digital Insight | 52,800 | a | 1,625,184 |
| Digitas | 137,000 | a | 1,446,720 |
| Diodes | 31,000 | a,b | 1,365,240 |
| Ditech Networks | 47,300 | a | 373,197 |
| DSP Group | 47,400 | a,b | 1,029,528 |
| eFunds | 68,700 | a | 1,703,760 |
| Electro Scientific Industries | 43,500 | a | 867,825 |
| Epicor Software | 86,000 | a,b | 1,206,580 |
| EPIQ Systems | 24,100 | a,b | 368,248 |
| Exar | 59,800 | a | 775,606 |
| FactSet Research Systems | 62,500 | | 3,181,250 |
| FEI | 33,000 | a | 754,380 |
| FLIR Systems | 108,000 | a,b | 3,449,520 |
| Gerber Scientific | 32,500 | a | 474,825 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Information Technology (continued)** | | | |
| Gevity HR | 37,400 | b | 845,240 |
| Global Imaging Systems | 80,200 | a | 1,745,954 |
| Global Payments | 105,240 | | 4,600,040 |
| Harmonic | 105,900 | a | 858,849 |
| Hutchinson Technology | 39,300 | a,b | 909,795 |
| Hyperion Solutions | 91,362 | a,b | 3,416,939 |
| InfoSpace | 47,200 | a | 953,912 |
| Insight Enterprises | 77,800 | a,b | 1,671,922 |
| Inter-Tel | 36,800 | | 761,392 |
| Itron | 39,200 | a,b | 2,134,048 |
| j2 Global Communications | 82,100 | a,b | 2,252,824 |
| JDA Software Group | 49,900 | a | 734,029 |
| Keane | 67,900 | a | 786,961 |
| Keithley Instruments | 26,800 | | 364,480 |
| Komag | 49,700 | a,b | 1,901,025 |
| Kopin | 112,000 | a,b | 399,840 |
| Kronos/MA | 48,950 | a,b | 1,659,405 |
| Kulicke & Soffa Industries | 76,400 | a,b | 686,072 |
| Littelfuse | 34,800 | a | 1,178,328 |
| LoJack | 29,000 | a | 578,840 |
| Manhattan Associates | 44,700 | a | 1,319,991 |
| ManTech International, Cl. A | 26,600 | a | 905,996 |
| MapInfo | 34,600 | a | 464,678 |
| MAXIMUS | 28,200 | | 787,062 |
| Mercury Computer Systems | 27,200 | a | 335,104 |
| Methode Electronics | 70,800 | | 783,756 |
| Micros Systems | 61,700 | a,b | 3,065,256 |
| Microsemi | 106,100 | a | 2,079,560 |
| MIVA | 17,000 | a | 54,230 |
| MTS Systems | 34,200 | | 1,138,518 |
| Napster | 52,000 | a | 246,480 |
| Neoware | 31,000 | a,b | 371,070 |
| NETGEAR | 48,200 | a,b | 1,291,760 |
| Network Equipment Technologies | 21,100 | a | 119,215 |
| Novatel Wireless | 37,700 | a,b | 317,434 |
| Open Solutions | 30,600 | a | 1,143,522 |
| Park Electrochemical | 37,050 | | 1,138,176 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information Technology (continued)** | | |
| Paxar | 56,725 a | 1,135,635 |
| PC-Tel | 16,100 a | 173,075 |
| Pericom Semiconductor | 39,600 a | 380,556 |
| Phoenix Technologies | 24,600 a | 107,994 |
| Photon Dynamics | 16,200 a | 192,294 |
| Photronics | 70,900 a | 991,891 |
| Planar Systems | 38,700 a,b | 466,335 |
| Progress Software | 68,700 a,b | 1,977,873 |
| Quality Systems | 26,900 b | 1,141,636 |
| Radiant Systems | 35,400 a,b | 389,754 |
| Radisys | 32,300 a | 592,059 |
| Rogers | 26,500 a | 1,854,205 |
| Rudolph Technologies | 28,300 a,b | 499,778 |
| ScanSource | 43,500 a | 1,365,465 |
| Secure Computing | 100,000 a | 718,000 |
| Skyworks Solutions | 247,800 a | 1,642,914 |
| Sonic Solutions | 40,600 a,b | 655,284 |
| SPSS | 31,500 a | 871,605 |
| Standard Microsystems | 34,500 a | 1,063,635 |
| StarTek | 18,100 | 246,884 |
| Supertex | 22,100 a,b | 981,461 |
| Sykes Enterprises | 45,100 a | 915,079 |
| Symmetricom | 67,650 a | 572,996 |
| Synaptics | 38,000 a,b | 1,077,680 |
| Take-Two Interactive Software | 100,400 a,b | 1,404,596 |
| TALX | 48,250 b | 1,173,440 |
| Technitrol | 61,200 | 1,543,464 |
| THQ | 93,825 a,b | 2,821,318 |
| Tollgrade Communications | 25,200 a | 206,892 |
| Trimble Navigation | 85,300 a | 3,942,566 |
| Ultratech | 26,300 a | 375,827 |
| United Online | 98,900 | 1,337,128 |
| Varian Semiconductor Equipment Associates | 85,500 a | 3,119,895 |
| Veeco Instruments | 41,700 a,b | 779,373 |
| ViaSat | 37,600 a | 1,020,464 |
| WebEx Communications | 61,300 a | 2,356,985 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information Technology (continued)** | | |
| Websense | 81,900 a | 2,241,603 |
| X-Rite | 42,200 b | 477,282 |
| | | **147,275,094** |
| **Materials−5.4%** | | |
| A.M. Castle & Co. | 15,400 | 514,976 |
| Aleris International | 48,578 a,b | 2,502,253 |
| AMCOL International | 30,500 b | 802,455 |
| AptarGroup | 53,600 b | 2,943,176 |
| Arch Chemicals | 38,200 | 1,278,172 |
| Brush Engineered Materials | 27,800 a | 935,748 |
| Buckeye Technologies | 45,700 a | 474,823 |
| Caraustar Industries | 34,400 a | 372,552 |
| Carpenter Technology | 40,000 | 4,279,600 |
| Century Aluminum | 32,000 a,b | 1,245,440 |
| Chaparral Steel | 73,400 b | 3,052,706 |
| Chesapeake | 28,500 | 442,035 |
| Cleveland-Cliffs | 68,000 b | 2,875,720 |
| Deltic Timber | 17,200 b | 875,652 |
| Georgia Gulf | 59,100 | 1,264,149 |
| H.B. Fuller | 93,800 b | 2,325,302 |
| Headwaters | 62,600 a,b | 1,549,350 |
| MacDermid | 37,000 b | 1,237,650 |
| Material Sciences | 21,500 a | 255,420 |
| Myers Industries | 43,509 | 788,383 |
| Neenah Paper | 23,100 | 850,773 |
| OM Group | 49,200 a | 2,804,400 |
| Omnova Solutions | 63,800 a | 279,444 |
| Penford | 12,900 | 209,625 |
| PolyOne | 151,800 a | 1,244,760 |
| Pope & Talbot | 16,400 | 89,380 |
| Quaker Chemical | 15,500 | 294,965 |
| Quanex | 59,675 | 1,999,709 |
| Rock-Tenn, Cl. A | 50,300 b | 1,038,192 |
| RTI International Metals | 31,700 a,b | 1,943,844 |
| Ryerson | 42,500 b | 1,024,250 |
| Schulman (A.) | 40,000 | 968,400 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Materials (continued)** | | |
| Schweitzer-Mauduit International | 24,100 b | 555,746 |
| Steel Technologies | 22,000 | 422,180 |
| Texas Industries | 38,000 b | 2,359,800 |
| Tronox, Cl. B | 62,300 b | 814,884 |
| Wausau Paper | 63,300 | 858,348 |
| Wellman | 17,500 | 65,975 |
| | | **47,840,237** |
| **Telecommunication Services−.3%** | | |
| Commonwealth Telephone Enterprises | 36,700 | 1,536,262 |
| General Communication, Cl. A | 64,500 a | 845,595 |
| | | **2,381,857** |
| **Utilities−4.9%** | | |
| Allete | 46,200 b | 2,083,620 |
| American States Water | 23,350 b | 980,700 |
| Atmos Energy | 128,900 b | 3,961,097 |
| Avista | 77,500 | 1,994,850 |
| Cascade Natural Gas | 17,600 | 453,024 |
| Central Vermont Public Service | 19,000 | 428,830 |
| CH Energy Group | 21,200 | 1,102,824 |
| Cleco | 87,500 b | 2,248,750 |
| El Paso Electric | 71,900 a,b | 1,679,584 |
| Energen | 112,300 | 4,808,686 |
| Green Mountain Power | 5,100 | 171,513 |
| Laclede Group | 36,700 b | 1,307,621 |
| New Jersey Resources | 45,000 b | 2,333,700 |
| Northwest Natural Gas | 43,500 | 1,799,595 |
| Piedmont Natural Gas | 111,700 b | 3,015,900 |
| South Jersey Industries | 44,300 b | 1,370,199 |
| Southern Union | 148,772 | 4,118,009 |
| Southwest Gas | 63,300 b | 2,271,204 |
| UGI | 165,500 | 4,385,750 |
| UIL Holdings | 37,966 | 1,509,148 |
| UniSource Energy | 52,000 | 1,850,160 |
| | | **43,874,764** |
| **Total Common Stocks** | | |
| (cost $660,591,444) | | **880,713,109** |

| Short-Term Investment−.0% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills;** | | |
| 4.65%, 11/9/06 (cost $249,742) | 250,000 c | **249,727** |
| **Investment of Cash Collateral for Securities Loaned−18.1%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $160,731,751) | 160,731,751 d | **160,731,751** |
| **Total Investments** (cost $821,572,937) | **117.3%** | **1,041,694,587** |
| **Liabilities, Less Cash and Receivables** | **(17.3%)** | **(153,340,770)** |
| **Net Assets** | **100.0%** | **888,353,817** |

a  Non-income producing security.
b  All or a portion of these securities are on loan. At October 31, 2006, the total market value of the portfolio's securities on loan is $154,376,380 and the total market value of the collateral held by the portfolio is $161,279,714, consisting of cash collateral of $160,731,751 and U.S. Government and agency securities valued at $547,963.
c  All or partially held by a broker as collateral for open financial futures positions.
d  Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Short-Term/Money Market Investments | 18.1 | Energy | 7.5 |
| | | Materials | 5.4 |
| Industrial | 17.5 | Utilities | 4.9 |
| Information Technology | 16.6 | Consumer Staples | 3.6 |
| Financial | 16.2 | Telecommunication Services | .3 |
| Consumer Discretionary | 15.8 | Futures | (.0) |
| Health Care | 11.4 | | **117.3** |

†  Based on net assets.
See notes to financial statements.

# STATEMENT OF FINANCIAL FUTURES

October 31, 2006

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Depreciation at 10/31/2006 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| Russell 2000 E-Mini | 10 | 771,000 | December 2006 | **(8,500)** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

October 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of investments (including securities on loan, valued at $154,376,380)–Note 1 (b): | | |
|     Unaffiliated issuers | 660,841,186 | 880,962,836 |
|     Affiliated issuers | 160,731,751 | 160,731,751 |
| Cash | | 1,069,888 |
| Receivable for shares of Common Stock subscribed | | 8,202,777 |
| Receivable for investment securities sold | | 1,026,942 |
| Dividends and interest receivable | | 449,332 |
| Receivable for futures variation margin–Note 4 | | 928 |
| | | **1,052,444,454** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 369,154 |
| Liability for securities on loan–Note 1(b) | | 160,731,751 |
| Bank loan payable–Note 2 | | 1,655,000 |
| Payable for shares of Common Stock redeemed | | 1,334,081 |
| Interest payable–Note 2 | | 651 |
| | | **164,090,637** |
| **Net Assets ($)** | | **888,353,817** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 637,804,739 |
| Accumulated undistributed investment income–net | | 3,350,051 |
| Accumulated net realized gain (loss) on investments | | 27,085,877 |
| Accumulated net unrealized appreciation (depreciation) on investments [including ($8,500) net unrealized (depreciation) on financial futures] | | 220,113,150 |
| **Net Assets ($)** | | **888,353,817** |
| **Shares Outstanding** | | |
| (200 million shares of $.001 par value Common Stock authorized) | | 37,122,256 |
| **Net Asset Value,** offering and redemption price per share–Note 3 (c) ($) | | **23.93** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended October 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Dividends (net of $3,642 foreign taxes withheld at source): | |
| Unaffiliated issuers | 8,098,764 |
| Affiliated issuers | 57,552 |
| Interest | 48,018 |
| Income from securities lending | 432,829 |
| **Total Income** | **8,637,163** |
| **Expenses:** | |
| Management fee–Note 3(a) | 2,117,857 |
| Shareholder servicing costs–Note 3(b) | 2,117,857 |
| Interest expense–Note 2 | 10,706 |
| Loan commitment fees–Note 2 | 8,822 |
| **Total Expenses** | **4,255,242** |
| **Investment Income–Net** | **4,381,921** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 32,833,310 |
| Net realized gain (loss) on financial futures | 269,328 |
| **Net Realized Gain (Loss)** | **33,102,638** |
| Net change in unrealized appreciation (depreciation) on investments [including ($16,910) net change in unrealized (depreciation) on financial futures] | 74,057,383 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **107,160,021** |
| **Net Increase in Net Assets Resulting from Operations** | **111,541,942** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended October 31, | |
|---|---|---|
|  | 2006 | 2005 |
| **Operations ($):** | | |
| Investment income−net | 4,381,921 | 3,439,491 |
| Net realized gain (loss) on investments | 33,102,638 | 6,910,839 |
| Net unrealized appreciation (depreciation) on investments | 74,057,383 | 66,291,989 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **111,541,942** | **76,642,319** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net | (3,905,126) | (2,599,745) |
| Net realized gain on investments | (8,853,881) | (14,620,302) |
| **Total Dividends** | **(12,759,007)** | **(17,220,047)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 389,973,269 | 374,861,897 |
| Dividends reinvested | 11,751,630 | 15,943,127 |
| Cost of shares redeemed | (337,062,751) | (202,964,904) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **64,662,148** | **187,840,120** |
| **Total Increase (Decrease) in Net Assets** | **163,445,083** | **247,262,392** |
| **Net Assets ($):** | | |
| Beginning of Period | 724,908,734 | 477,646,342 |
| **End of Period** | **888,353,817** | **724,908,734** |
| Undistributed investment income−net | 3,350,051 | 2,871,533 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 16,980,377 | 18,312,824 |
| Shares issued for dividends reinvested | 544,126 | 788,162 |
| Shares redeemed | (14,828,791) | (9,932,246) |
| **Net Increase (Decrease) in Shares Outstanding** | **2,695,712** | **9,168,740** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended October 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 21.06 | 18.91 | 16.30 | 12.36 | 12.98 |
| Investment Operations: | | | | | |
| Investment income−net[a] | .12 | .11 | .11 | .06 | .04 |
| Net realized and unrealized gain (loss) on investments | 3.11 | 2.68 | 2.55 | 3.95 | (.53) |
| Total from Investment Operations | 3.23 | 2.79 | 2.66 | 4.01 | (.49) |
| Distributions: | | | | | |
| Dividends from investment income−net | (.11) | (.10) | (.05) | (.04) | (.04) |
| Dividends from net realized gain on investments | (.25) | (.54) | − | (.03) | (.09) |
| Total Distributions | (.36) | (.64) | (.05) | (.07) | (.13) |
| Net asset value, end of period | 23.93 | 21.06 | 18.91 | 16.30 | 12.36 |
| **Total Return (%)** | 15.53 | 14.88 | 16.35 | 32.63 | (3.92) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .50 | .50 | .50 | .50 | .50 |
| Ratio of net investment income to average net assets | .52 | .55 | .67 | .44 | .30 |
| Portfolio Turnover Rate | 25.05 | 13.64 | 15.54 | 13.52 | 12.35 |
| Net Assets, end of period ($ x 1,000) | 888,354 | 724,909 | 477,646 | 276,954 | 161,889 |

[a]  Based on average shares outstanding at each month end.
See notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1—Significant Accounting Policies:

Dreyfus Smallcap Stock Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Standard & Poor's Small Cap 600 Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked

prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the funds Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principal exchange.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income is

determined on the basis of coupon interest accrued, adjusted for accretion of discount and amortization of premium on debt securities.

Pursuant to a securities lending agreement with Mellon Bank, N.A, an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy that at origination all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the leading transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. Accordingly, no provision for income tax is required.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Fund, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $3,350,051, undistributed capital gains $35,876,722 and unrealized appreciation $211,322,305.

The tax character of distributions paid to shareholders during the fiscal years ended October 31, 2006 and October 31, 2005, were as follows: ordinary income $5,773,253 and $4,961,921 and long-term capital gains $6,985,754 and $12,258,126, respectively.

During the period ended October 31, 2006, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income-net by $1,723, decreased net realized gain (loss) on investments by $2,123 and increased paid-in capital by $400. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2006, was approximately $190,400 with a related weighted average annualized interest rate of 5.62%.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, interest, commitment fees, Shareholder Services Plan fees, fees and expenses of non-interested Board members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Each Board member receives an annual fee of $40,000, an attendance fee of $5,000 for each in-person meeting and $500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reimburseable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the Company's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the Company directly to the non-interested Board members, that were applied to offset a portion of the management fee payable to the Manager, were in fact paid directly by the Manager to the non-interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

(b) Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services at the annual rate of .25% of the

value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, bank or other financial institution) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, the fund was charged an aggregate of $2,117,857 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statements of Assets and Liabilities consist of: management fees $184,577 and shareholders services plan fees $184,577.

**(c)** A 1% redemption fee is charged and retained by the fund on certain shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2006, redemption fees charged and received by the fund amounted to $27,547. Cost of shares redeemed in the Statement of Changes in Net Assets is reflected net of redemption fees.

**(d)** Pursuant to an exemptive order from the SEC, the fund invests it's available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended October 31, 2006, amounted to $262,214,658 and $211,481,510, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2006, are set forth in the Statement of Financial Futures.

At October 31, 2006, the cost of investments for federal income tax purposes was $830,372,282; accordingly, accumulated net unrealized appreciation on investments was $211,322,305, consisting of $247,232,145 gross unrealized appreciation and $35,909,840 gross unrealized depreciation.

### NOTE 5—Subsequent Event:

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

# REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

**To the Board of Directors and Shareholders of
Dreyfus Smallcap Stock Index Fund**

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and of financial futures, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Smallcap Stock Index Fund (the "Fund") (one of the series constituting Dreyfus Index Funds, Inc.) at October 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
December 14, 2006

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates $.1901 per share as a long-term capital gain distribution paid on December 29, 2005 and also designates $.0080 per share as a long-term capital gain distribution paid on March 30, 2006. The fund also hereby designates 94.54% of ordinary dividends paid during the fiscal year ended October 31, 2006 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $1,080,469 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to their 2006 income tax returns.

## PROXY RESULTS (Unaudited)

Dreyfus Index Funds, Inc. held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

| | Shares | |
| --- | --- | --- |
| | Votes For | Authority Withheld |
| To elect additional Board Members: | | |
| Peggy C. Davis† | 66,234,566 | 1,790,517 |
| James F. Henry† | 66,185,759 | 1,839,324 |
| Dr. Martin Peretz† | 66,291,073 | 1,734,010 |

† *Each will serve as an Independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007.*
*In addition Joseph S. DiMartino, David P. Feldman, Ehud Houminer, Gloria Messinger and Anne Wexler continue as Board members of the fund.*

## James F. Henry (75)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

*Other Board Memberships and Affiliations:*
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

*No. of Portfolios for which Board Member Serves:* 48

————————

## Ehud Houminer (66)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 60

————————

## Dr. Paul A. Marks (80)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

*Other Board Memberships and Affiliations:*
- Pfizer, Inc., Director-Emeritus
- Lazard Freres & Company, LLC, Senior Adviser
- Armgo-Start-Up Biotech; Board of Directors
- Nanoviricide, Scientific Advisory Board
- PTC, Scientific Advisory Board
- IKONYSIS, Scientific Advisory Board

*No. of Portfolios for which Board Member Serves:* 48

## Gloria Messinger (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 48

——————————

## Dr. Martin Peretz (67)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

*Other Board Memberships and Affiliations:*
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

*No. of Portfolios for which Board Member Serves:* 48

——————————

## Anne Wexler (76)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 57

——————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus
Smallcap Stock
Index Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0077AR1006

# Dreyfus
# S&P 500
# Index Fund

**ANNUAL REPORT** October 31, 2006



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus S&P 500 Index Fund, covering the 12-month period from November 1, 2005, through October 31, 2006.

Although reports of slower economic growth and declining housing prices recently have raised economic concerns, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, while U.S. monetary policy has tightened to the borderline between a neutral policy and a restrictive policy, most foreign monetary policies have tightened only from stimulative to neutral, leaving room for further expansion.

The financial markets seem to concur with our view that a gradual economic slowdown is more likely than a recession, as evidenced by upward pressure on the price-earnings multiples of high-quality, large-capitalization stocks. Investors expecting generally slower profit growth have begun to favor companies with the ability to sustain profitability in a slower economic environment. This pattern is consistent with previous midcycle slowdowns. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

### How did Dreyfus S&P 500 Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2006, the fund produced a total return of 15.79%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced a 16.33% return for the same period.[2,3]

We attribute the market's performance to a shift in investor sentiment away from smaller, more economically sensitive businesses toward the larger, more well-established companies that comprise the S&P 500 Index. In addition, a growing global economy and improved corporate earnings helped support stock prices during much of the reporting period. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and operating expenses that are not reflected in the S&P 500 Index's results.

### What is the fund's investment approach?

The fund seeks to match the total return of the S&P 500 Index by generally investing in all 500 stocks in the S&P 500 Index in proportion to their respective weighting. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

### What other factors influenced the fund's performance?

During the first half of the reporting period, U.S. economic growth generally remained strong, bolstered by healthy corporate earnings,

low unemployment and subdued inflation. As a result, stock prices rose moderately despite occasional concerns that rising short-term interest rates and higher energy prices might erode consumer confidence and reduce the rate of economic growth.

However, stock prices fell sharply in May after hawkish comments from members of the Federal Reserve Board caused investors to revise upward their expectations for short-term interest rates, sparking renewed concerns about the potential effects of higher borrowing costs and soaring energy prices on the economy. During this market downturn, large-cap stocks began to fare better than small-cap stocks as investors turned toward well-established businesses with track records of consistent earnings under a variety of economic conditions. Over the remainder of the reporting period, large-cap stocks continued to gain value as housing markets softened and employment gains moderated, marking the start of a new phase of the economic cycle and the apparent end to a long period of small-cap outperformance.

Banks and asset management firms within the financials sector ranked among the stronger contributors to the S&P 500 Index for the reporting period. Banks prospered due to the healthy economy and low loan default rates. In addition, credit card use accelerated when borrowing through home equity loans slowed in the wake of declining home values. Brokerage firms benefited from higher stock market trading volumes, increased mergers-and-acquisitions activity and strength in international businesses.

Consumer discretionary stocks also contributed positively to the S&P 500 Index's performance. Media companies posted generally strong returns as they expanded content distribution through iPods and other third-generation wireless media. Telecommunications stocks began to rebound from earlier weakness after companies upgraded their networks to handle bandwidth-heavy services, such as television programming. In addition, several well-known fast-food restaurant and national coffee-house chains posted favorable gains. Among retailers, top performers included several high-end and specialty apparel firms.

Despite a recent decline in oil and gas prices, integrated energy producers, suppliers and drillers continued to benefit from a wave of mergers-and-acquisition activity and higher levels of demand from China, India and other emerging markets.

On the other hand, some Internet companies in the information technology area produced generally disappointing results due to increased competition, aggressive spending on the latest software needed to attract customers and expenses related to mergers-and-acquisitions activity. Finally, in the health care area, several medical products companies hindered the return of the S&P 500 Index, as these companies faced product recalls, difficulties with regulatory approvals and higher research and development costs.

### What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index by maintaining an asset allocation that closely approximates that of the S&P 500 Index. In our view, an investment in a broadly diversified index fund, such as Dreyfus S&P 500 Index Fund, may help investors in their efforts to manage stock market risk by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

November 15, 2006

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *"Standard & Poor's®," "S&P®," "Standard & Poor's 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

# FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus S&P 500 Index Fund and the Standard & Poor's 500 Composite Stock Price Index

## Average Annual Total Returns *as of 10/31/06*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Fund** | **15.79%** | **6.74%** | **8.09%** |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus S&P 500 Index Fund on 10/31/96 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is a widely accepted, unmanaged index of U.S. stock market performance and reflects the reinvestment of dividends daily. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus S&P 500 Index Fund from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended October 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    2.59 |
| Ending value (after expenses) | $1,058.40 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $    2.55 |
| Ending value (after expenses) | $1,022.68 |

† Expenses are equal to the fund's annualized expense ratio of .50%, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

| Common Stocks—97.6% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary—10.2%** | | |
| Amazon.com | 90,400 a,b | 3,443,336 |
| Apollo Group, Cl. A | 40,300 b | 1,489,488 |
| AutoNation | 44,100 a,b | 884,205 |
| AutoZone | 15,200 a,b | 1,702,400 |
| Bed Bath & Beyond | 81,200 b | 3,271,548 |
| Best Buy | 117,025 | 6,465,631 |
| Big Lots | 31,300 a,b | 659,804 |
| Black & Decker | 21,300 a | 1,786,644 |
| Brunswick | 26,700 | 841,050 |
| Carnival | 128,000 a | 6,248,960 |
| CBS, Cl. B | 224,612 | 6,500,271 |
| Centex | 34,100 a | 1,783,430 |
| Circuit City Stores | 40,600 | 1,095,388 |
| Clear Channel Communications | 142,800 a | 4,976,580 |
| Coach | 105,300 b | 4,174,092 |
| Comcast, Cl. A | 602,218 b | 24,492,206 |
| D.R. Horton | 78,400 a | 1,836,912 |
| Darden Restaurants | 42,050 | 1,761,895 |
| Dillard's, Cl. A | 17,400 | 524,958 |
| Dollar General | 89,808 a | 1,260,006 |
| Dow Jones & Co. | 18,700 a | 656,183 |
| E.W. Scripps, Cl. A | 24,000 | 1,187,040 |
| Eastman Kodak | 82,700 a | 2,017,880 |
| Family Dollar Stores | 43,600 | 1,284,020 |
| Federated Department Stores | 156,400 a | 6,867,524 |
| Ford Motor | 541,292 a | 4,481,898 |
| Fortune Brands | 43,400 | 3,339,630 |
| Gannett | 68,000 | 4,021,520 |
| Gap | 154,925 | 3,256,524 |
| General Motors | 162,800 a | 5,684,976 |
| Genuine Parts | 49,300 | 2,244,136 |
| Goodyear Tire & Rubber | 51,000 a,b | 781,830 |
| H & R Block | 92,600 a | 2,024,236 |
| Harley-Davidson | 75,500 a | 5,181,565 |
| Harman International Industries | 18,800 | 1,924,180 |
| Harrah's Entertainment | 53,500 a | 3,976,655 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary (continued)** | | |
| Hasbro | 47,100 | 1,220,832 |
| Hilton Hotels | 111,000 | 3,210,120 |
| Home Depot | 593,903 | 22,170,399 |
| International Game Technology | 97,700 | 4,153,227 |
| Interpublic Group of Cos. | 126,800 a,b | 1,383,388 |
| J.C. Penney | 64,500 | 4,852,335 |
| Johnson Controls | 56,300 | 4,590,702 |
| Jones Apparel Group | 32,500 | 1,085,500 |
| KB Home | 22,600 | 1,015,644 |
| Kohl's | 94,200 b | 6,650,520 |
| Leggett & Platt | 52,000 | 1,214,200 |
| Lennar, Cl. A | 39,800 | 1,889,704 |
| Limited Brands | 97,700 | 2,879,219 |
| Liz Claiborne | 29,700 | 1,252,449 |
| Lowe's Cos. | 439,700 | 13,252,558 |
| Marriott International, Cl. A | 98,900 | 4,131,053 |
| Mattel | 108,800 | 2,462,144 |
| McDonald's | 352,900 | 14,793,568 |
| McGraw-Hill Cos. | 101,300 | 6,500,421 |
| Meredith | 11,200 | 588,000 |
| New York Times, Cl. A | 41,600 a | 1,005,472 |
| Newell Rubbermaid | 79,662 | 2,292,672 |
| News, Cl. A | 672,400 | 14,019,540 |
| NIKE, Cl. B | 55,100 | 5,062,588 |
| Nordstrom | 65,700 | 3,110,895 |
| Office Depot | 81,500 b | 3,422,185 |
| OfficeMax | 21,300 | 1,013,454 |
| Omnicom Group | 49,400 | 5,011,630 |
| Pulte Homes | 60,900 a | 1,887,291 |
| RadioShack | 39,100 a | 697,544 |
| Sears Holdings | 23,962 b | 4,180,650 |
| Sherwin-Williams | 32,400 | 1,919,052 |
| Snap-On | 16,700 a | 785,401 |
| Stanley Works | 23,313 | 1,110,864 |
| Staples | 209,075 | 5,392,044 |
| Starbucks | 217,600 b | 8,214,400 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary (continued)** | | |
| Starwood Hotels & Resorts Worldwide | 62,700 a | 3,745,698 |
| Target | 247,100 | 14,623,378 |
| Tiffany & Co. | 39,800 | 1,421,656 |
| Time Warner | 1,170,250 | 23,416,703 |
| TJX Cos. | 129,300 | 3,743,235 |
| Tribune | 54,900 a | 1,829,817 |
| Univision Communications, Cl. A | 72,200 a,b | 2,531,332 |
| VF | 25,500 | 1,938,255 |
| Viacom, Cl. B | 204,112 b | 7,944,039 |
| Walt Disney | 601,400 | 18,920,044 |
| Wendy's International | 33,900 | 1,172,940 |
| Whirlpool | 22,546 a | 1,959,924 |
| Wyndham Worldwide | 57,654 b | 1,700,793 |
| Yum! Brands | 77,920 | 4,633,123 |
| | | **372,131,203** |
| **Consumer Staples—9.2%** | | |
| Alberto-Culver | 22,500 | 1,143,225 |
| Altria Group | 602,400 | 48,993,192 |
| Anheuser-Busch Cos. | 221,200 | 10,489,304 |
| Archer-Daniels-Midland | 188,660 | 7,263,410 |
| Avon Products | 128,772 | 3,915,956 |
| Brown-Forman, Cl. B | 22,600 | 1,631,494 |
| Campbell Soup | 66,400 | 2,482,032 |
| Clorox | 43,500 | 2,808,360 |
| Coca-Cola | 586,400 | 27,396,608 |
| Coca-Cola Enterprises | 79,300 | 1,588,379 |
| Colgate-Palmolive | 148,600 | 9,505,942 |
| ConAgra Foods | 147,000 | 3,844,050 |
| Constellation Brands, Cl. A | 60,700 b | 1,668,643 |
| Costco Wholesale | 134,700 | 7,190,286 |
| CVS | 236,400 a | 7,418,232 |
| Dean Foods | 38,400 b | 1,608,576 |
| Estee Lauder Cos., Cl. A | 37,200 | 1,502,508 |
| General Mills | 101,500 | 5,767,230 |
| H.J. Heinz | 95,400 | 4,022,064 |
| Hershey | 50,500 | 2,671,955 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Staples (continued)** | | |
| Kellogg | 71,900 [a] | 3,617,289 |
| Kimberly-Clark | 131,800 | 8,767,336 |
| Kroger | 207,900 | 4,675,671 |
| McCormick & Co. | 37,900 | 1,417,460 |
| Molson Coors Brewing, Cl. B | 13,100 [a] | 932,458 |
| Pepsi Bottling Group | 39,100 | 1,236,342 |
| PepsiCo | 474,400 | 30,095,936 |
| Procter & Gamble | 913,665 | 57,917,224 |
| Reynolds American | 49,300 [a] | 3,113,788 |
| Safeway | 127,900 | 3,755,144 |
| Sara Lee | 218,700 | 3,739,770 |
| SUPERVALU | 60,914 | 2,034,528 |
| SYSCO | 178,000 | 6,226,440 |
| Tyson Foods, Cl. A | 72,500 | 1,047,625 |
| UST | 46,300 [a] | 2,479,828 |
| Wal-Mart Stores | 707,800 | 34,880,384 |
| Walgreen | 290,100 | 12,671,568 |
| Whole Foods Market | 40,600 [a] | 2,591,904 |
| Wm. Wrigley Jr. | 63,100 [a] | 3,278,045 |
| | | **337,390,186** |
| **Energy—9.3%** | | |
| Anadarko Petroleum | 132,164 [a] | 6,135,052 |
| Apache | 94,750 | 6,189,070 |
| Baker Hughes | 94,690 | 6,538,344 |
| BJ Services | 86,100 | 2,596,776 |
| Chesapeake Energy | 108,900 [a] | 3,532,716 |
| Chevron | 632,426 | 42,499,027 |
| ConocoPhillips | 474,180 | 28,564,603 |
| Consol Energy | 52,800 | 1,868,592 |
| Devon Energy | 126,900 | 8,481,996 |
| El Paso | 200,275 [a] | 2,743,768 |
| EOG Resources | 69,800 [a] | 4,643,794 |
| Exxon Mobil | 1,710,676 | 122,176,480 |
| Halliburton | 296,700 | 9,598,245 |
| Hess | 69,400 [a] | 2,942,560 |
| Kinder Morgan | 30,800 | 3,237,080 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Energy (continued)** | | |
| Marathon Oil | 103,075 | 8,905,680 |
| Murphy Oil | 53,800 | 2,537,208 |
| Nabors Industries | 90,900 a,b | 2,806,992 |
| National Oilwell Varco | 50,500 b | 3,050,200 |
| Noble | 39,500 | 2,768,950 |
| Occidental Petroleum | 247,900 | 11,636,426 |
| Rowan Cos. | 31,800 | 1,061,484 |
| Schlumberger | 340,700 | 21,491,356 |
| Smith International | 57,800 | 2,281,944 |
| Sunoco | 37,500 | 2,479,875 |
| Transocean | 90,700 b | 6,579,378 |
| Valero Energy | 176,400 | 9,231,012 |
| Weatherford International | 99,600 b | 4,091,568 |
| Williams Cos. | 171,400 | 4,187,302 |
| XTO Energy | 105,200 a | 4,908,632 |
| | | **339,766,110** |
| **Financial−21.5%** | | |
| ACE | 93,600 | 5,358,600 |
| Aflac | 142,800 | 6,414,576 |
| Allstate | 181,100 | 11,112,296 |
| Ambac Financial Group | 30,450 | 2,542,270 |
| American Express | 349,600 | 20,210,376 |
| American International Group | 747,779 | 50,228,315 |
| Ameriprise Financial | 70,160 | 3,613,240 |
| AmSouth Bancorp | 98,500 | 2,976,670 |
| AON | 90,475 | 3,147,625 |
| Apartment Investment & Management, Cl. A | 28,000 | 1,604,960 |
| Archstone-Smith Trust | 61,600 | 3,708,936 |
| Bank of America | 1,302,314 | 70,155,655 |
| Bank of New York | 219,600 | 7,547,652 |
| BB & T | 154,500 | 6,723,840 |
| Bear Stearns Cos. | 34,672 | 5,247,607 |
| Boston Properties | 32,900 | 3,514,707 |
| Capital One Financial | 88,100 a | 6,988,973 |
| Charles Schwab | 297,600 | 5,422,272 |
| Chicago Mercantile Exchange Holdings | 10,200 | 5,110,200 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| Chubb | 118,200 | 6,282,330 |
| Cincinnati Financial | 49,885 a | 2,277,250 |
| CIT Group | 57,200 | 2,977,260 |
| Citigroup | 1,422,617 | 71,358,469 |
| Comerica | 46,700 | 2,717,473 |
| Commerce Bancorp/NJ | 53,700 a | 1,875,204 |
| Compass Bancshares | 37,200 | 2,092,872 |
| Countrywide Financial | 176,100 | 6,712,932 |
| E*TRADE FINANCIAL | 122,900 b | 2,861,112 |
| Equity Office Properties Trust | 100,700 | 4,279,750 |
| Equity Residential | 83,700 a | 4,570,857 |
| Fannie Mae | 278,500 | 16,503,910 |
| Federated Investors, Cl. B | 26,100 | 894,969 |
| Fifth Third Bancorp | 160,567 | 6,398,595 |
| First Horizon National | 35,700 a | 1,403,724 |
| Franklin Resources | 48,000 | 5,470,080 |
| Freddie Mac | 198,800 | 13,715,212 |
| Genworth Financial, Cl. A | 130,900 | 4,377,296 |
| Goldman Sachs Group | 124,200 | 23,571,918 |
| Hartford Financial Services Group | 87,500 | 7,627,375 |
| Huntington Bancshares/OH | 68,374 a | 1,669,009 |
| Janus Capital Group | 59,500 | 1,194,760 |
| JPMorgan Chase & Co. | 998,941 | 47,389,761 |
| KeyCorp | 116,000 | 4,308,240 |
| Kimco Realty | 62,300 | 2,767,989 |
| Legg Mason | 37,700 a | 3,393,754 |
| Lehman Brothers Holdings | 154,600 | 12,034,064 |
| Lincoln National | 82,600 | 5,229,406 |
| Loews | 131,500 | 5,117,980 |
| M & T Bank | 22,400 | 2,728,544 |
| Marsh & McLennan Cos. | 158,400 | 4,663,296 |
| Marshall & Ilsley | 73,200 a | 3,509,208 |
| MBIA | 38,800 a | 2,406,376 |
| Mellon Financial | 118,400 | 4,593,920 |
| Merrill Lynch & Co. | 255,100 a | 22,300,842 |
| MetLife | 218,500 | 12,482,905 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| MGIC Investment | 24,300 a | 1,427,868 |
| Moody's | 68,100 | 4,515,030 |
| Morgan Stanley | 308,460 | 23,575,598 |
| National City | 174,000 a | 6,481,500 |
| North Fork Bancorporation | 134,050 | 3,831,149 |
| Northern Trust | 53,900 | 3,165,008 |
| Plum Creek Timber | 51,600 | 1,854,504 |
| PNC Financial Services Group | 84,700 | 5,931,541 |
| Principal Financial Group | 77,500 | 4,377,975 |
| Progressive | 222,200 | 5,370,574 |
| ProLogis | 70,500 | 4,460,535 |
| Prudential Financial | 139,600 | 10,739,428 |
| Public Storage | 34,900 a | 3,130,879 |
| Realogy | 61,442 b | 1,583,975 |
| Regions Financial | 130,790 | 4,963,481 |
| Safeco | 33,500 | 1,949,365 |
| Simon Property Group | 63,600 | 6,175,560 |
| SLM | 118,000 | 5,744,240 |
| Sovereign Bancorp | 103,230 | 2,463,068 |
| St. Paul Travelers Cos. | 198,812 | 10,165,258 |
| State Street | 95,300 | 6,121,119 |
| SunTrust Banks | 105,000 | 8,293,950 |
| Synovus Financial | 93,250 | 2,739,685 |
| T. Rowe Price Group | 75,300 | 3,562,443 |
| Torchmark | 28,500 | 1,757,880 |
| U.S. Bancorp | 511,353 | 17,304,186 |
| UnumProvident | 98,595 a | 1,950,209 |
| Vornado Realty Trust | 35,100 | 4,185,675 |
| Wachovia | 551,081 | 30,584,996 |
| Washington Mutual | 277,274 a | 11,728,690 |
| Wells Fargo & Co. | 968,900 a | 35,161,381 |
| XL Capital, Cl. A | 51,900 | 3,661,545 |
| Zions Bancorporation | 30,700 | 2,468,280 |
| | | **786,813,987** |
| **Health Care−12.1%** | | |
| Abbott Laboratories | 439,600 | 20,885,396 |
| Aetna | 157,616 | 6,496,931 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Allergan | 43,400 | 5,012,700 |
| AmerisourceBergen | 58,000 | 2,737,600 |
| Amgen | 336,812 [b] | 25,567,398 |
| Applera–Applied Biosystems Group | 52,400 | 1,954,520 |
| Barr Pharmaceuticals | 30,600 [b] | 1,602,522 |
| Bausch & Lomb | 15,500 [a] | 829,870 |
| Baxter International | 187,700 | 8,628,569 |
| Becton, Dickinson & Co. | 70,400 | 4,930,112 |
| Biogen Idec | 98,885 [b] | 4,706,926 |
| Biomet | 70,475 [a] | 2,666,774 |
| Boston Scientific | 338,910 [b] | 5,392,058 |
| Bristol-Myers Squibb | 565,900 | 14,006,025 |
| C.R. Bard | 29,800 | 2,442,408 |
| Cardinal Health | 116,725 | 7,639,651 |
| Caremark Rx | 122,800 | 6,045,444 |
| CIGNA | 31,900 | 3,731,662 |
| Coventry Health Care | 45,700 [b] | 2,145,615 |
| Eli Lilly & Co. | 283,000 | 15,850,830 |
| Express Scripts | 39,600 [b] | 2,523,312 |
| Fisher Scientific International | 35,800 [b] | 3,065,196 |
| Forest Laboratories | 91,500 [b] | 4,478,010 |
| Genzyme | 75,200 [b] | 5,076,752 |
| Gilead Sciences | 131,500 [b] | 9,060,350 |
| HCA | 121,950 [a] | 6,160,914 |
| Health Management Associates, Cl. A | 69,100 | 1,361,270 |
| Hospira | 45,170 [b] | 1,641,930 |
| Humana | 47,500 [b] | 2,850,000 |
| IMS Health | 58,000 | 1,615,300 |
| Johnson & Johnson | 841,618 | 56,725,053 |
| King Pharmaceuticals | 69,966 [b] | 1,170,531 |
| Laboratory Corp. of America Holdings | 36,000 [b] | 2,465,640 |
| Manor Care | 21,200 | 1,017,388 |
| McKesson | 86,177 | 4,316,606 |
| Medco Health Solutions | 84,591 [b] | 4,525,619 |
| MedImmune | 68,900 [a,b] | 2,207,556 |
| Medtronic | 330,700 | 16,098,476 |
| Merck & Co. | 626,200 | 28,442,004 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Health Care (continued)** | | | |
| Millipore | 15,300 | b | 987,309 |
| Mylan Laboratories | 60,700 | a | 1,244,350 |
| Patterson Cos. | 40,000 | a,b | 1,314,000 |
| PerkinElmer | 36,100 | | 771,096 |
| Pfizer | 2,098,109 | | 55,914,605 |
| Quest Diagnostics | 46,500 | | 2,312,910 |
| Schering-Plough | 426,200 | | 9,436,068 |
| St. Jude Medical | 101,500 | b | 3,486,525 |
| Stryker | 85,400 | | 4,465,566 |
| Tenet Healthcare | 135,650 | a,b | 957,689 |
| Thermo Electron | 45,300 | b | 1,942,011 |
| UnitedHealth Group | 387,600 | | 18,907,128 |
| Waters | 29,500 | b | 1,469,100 |
| Watson Pharmaceuticals | 29,400 | a,b | 791,154 |
| WellPoint | 178,300 | b | 13,607,856 |
| Wyeth | 387,200 | | 19,758,816 |
| Zimmer Holdings | 69,820 | a,b | 5,027,738 |
| | | | **440,468,839** |
| **Industrial—10.6%** | | | |
| 3M | 216,700 | | 17,084,628 |
| Allied Waste Industries | 73,000 | a,b | 886,950 |
| American Power Conversion | 48,800 | a | 1,475,224 |
| American Standard Cos. | 50,200 | | 2,223,358 |
| Avery Dennison | 27,200 | | 1,717,408 |
| Boeing | 228,698 | | 18,263,822 |
| Burlington Northern Santa Fe | 104,200 | | 8,078,626 |
| Caterpillar | 188,700 | | 11,455,977 |
| Cintas | 39,300 | | 1,627,020 |
| Cooper Industries, Cl. A | 26,300 | | 2,352,535 |
| CSX | 127,600 | | 4,551,492 |
| Cummins | 15,100 | | 1,917,398 |
| Danaher | 68,100 | a | 4,887,537 |
| Deere & Co. | 66,500 | a | 5,661,145 |
| Dover | 58,600 | | 2,783,500 |
| Eaton | 43,200 | | 3,128,976 |
| Emerson Electric | 117,300 | | 9,900,120 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Equifax | 36,400 | 1,384,292 |
| FedEx | 88,120 | 10,093,265 |
| Fluor | 25,200 | 1,976,436 |
| General Dynamics | 116,100 | 8,254,710 |
| General Electric | 2,970,500 | 104,294,255 |
| Goodrich | 35,900 | 1,582,831 |
| Honeywell International | 235,625 | 9,924,525 |
| Illinois Tool Works | 120,900 a | 5,794,737 |
| Ingersoll-Rand, Cl. A | 92,600 | 3,399,346 |
| ITT Industries | 53,100 | 2,888,109 |
| L-3 Communications Holdings | 35,400 | 2,850,408 |
| Lockheed Martin | 102,500 | 8,910,325 |
| Masco | 114,600 a | 3,168,690 |
| Monster Worldwide | 36,900 b | 1,494,819 |
| Navistar International | 17,800 a,b | 493,594 |
| Norfolk Southern | 119,100 a | 6,261,087 |
| Northrop Grumman | 99,090 | 6,578,585 |
| Paccar | 71,774 | 4,249,739 |
| Pall | 35,900 a | 1,145,210 |
| Parker Hannifin | 34,550 | 2,889,417 |
| Pitney Bowes | 63,700 | 2,975,427 |
| R.R. Donnelley & Sons | 62,200 | 2,106,092 |
| Raytheon | 129,100 | 6,448,545 |
| Robert Half International | 49,300 | 1,801,915 |
| Rockwell Automation | 50,600 | 3,137,200 |
| Rockwell Collins | 49,300 | 2,863,344 |
| Ryder System | 17,800 a | 937,170 |
| Southwest Airlines | 226,218 | 3,400,057 |
| Textron | 36,300 | 3,300,759 |
| Tyco International | 579,771 | 17,062,661 |
| Union Pacific | 77,500 | 7,023,825 |
| United Parcel Service, Cl. B | 311,100 | 23,441,385 |
| United Technologies | 291,000 | 19,124,520 |
| W.W. Grainger | 21,700 | 1,579,326 |
| Waste Management | 155,500 | 5,828,140 |
| | | **386,660,462** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Information Technology−15.0%** | | |
| ADC Telecommunications | 33,771 b | 483,263 |
| Adobe Systems | 166,700 b | 6,376,275 |
| Advanced Micro Devices | 156,100 a,b | 3,320,247 |
| Affiliated Computer Services, Cl. A | 34,100 a,b | 1,823,668 |
| Agilent Technologies | 117,616 b | 4,187,129 |
| Altera | 103,400 b | 1,906,696 |
| Analog Devices | 101,500 | 3,229,730 |
| Apple Computer | 244,700 b | 19,840,276 |
| Applied Materials | 399,800 | 6,952,522 |
| Autodesk | 66,700 b | 2,451,225 |
| Automatic Data Processing | 159,900 | 7,905,456 |
| Avaya | 131,480 b | 1,684,258 |
| BMC Software | 59,000 a,b | 1,788,290 |
| Broadcom, Cl. A | 134,950 b | 4,084,937 |
| CA | 118,129 a | 2,924,874 |
| Ciena | 24,299 b | 571,269 |
| Cisco Systems | 1,756,600 b | 42,386,758 |
| Citrix Systems | 52,900 b | 1,562,137 |
| Computer Sciences | 49,400 b | 2,610,790 |
| Compuware | 107,200 b | 861,888 |
| Comverse Technology | 58,100 b | 1,264,837 |
| Convergys | 40,000 b | 848,400 |
| Corning | 448,800 b | 9,168,984 |
| Dell | 653,700 b | 15,904,521 |
| eBay | 338,000 b | 10,859,940 |
| Electronic Arts | 88,200 b | 4,664,898 |
| Electronic Data Systems | 148,900 | 3,771,637 |
| EMC/Massachusetts | 661,400 b | 8,102,150 |
| First Data | 220,146 | 5,338,541 |
| Fiserv | 50,150 b | 2,477,410 |
| Freescale Semiconductor, Cl. B | 116,749 b | 4,591,738 |
| Google, Cl. A | 61,300 b | 29,202,707 |
| Hewlett-Packard | 788,166 | 30,533,551 |
| Intel | 1,659,700 | 35,417,998 |
| International Business Machines | 437,900 | 40,431,307 |
| Intuit | 98,300 a,b | 3,469,990 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information Technology (continued)** | | |
| Jabil Circuit | 53,100 | 1,524,501 |
| JDS Uniphase | 60,600 [b] | 880,518 |
| Juniper Networks | 162,800 [b] | 2,803,416 |
| KLA-Tencor | 57,300 | 2,817,441 |
| Lexmark International, Cl. A | 28,900 [a,b] | 1,837,751 |
| Linear Technology | 86,700 [a] | 2,698,104 |
| LSI Logic | 115,000 [b] | 1,155,750 |
| Lucent Technologies | 1,289,670 [a,b] | 3,133,898 |
| Maxim Integrated Products | 92,300 | 2,769,923 |
| Micron Technology | 210,000 [b] | 3,034,500 |
| Microsoft | 2,485,300 | 71,352,963 |
| Molex | 40,700 [a] | 1,420,430 |
| Motorola | 704,995 | 16,257,185 |
| National Semiconductor | 85,700 | 2,081,653 |
| NCR | 51,900 [b] | 2,154,888 |
| Network Appliance | 107,200 [a,b] | 3,912,800 |
| Novell | 97,600 [b] | 585,600 |
| Novellus Systems | 35,500 [a,b] | 981,575 |
| NVIDIA | 101,400 [b] | 3,535,818 |
| Oracle | 1,160,600 [b] | 21,436,282 |
| Parametric Technology | 32,099 [a,b] | 627,214 |
| Paychex | 97,375 | 3,844,365 |
| PMC-Sierra | 60,100 [a,b] | 398,463 |
| QLogic | 45,800 [b] | 942,564 |
| QUALCOMM | 475,300 | 17,296,167 |
| Sabre Holdings, Cl. A | 37,921 | 963,952 |
| SanDisk | 56,400 [a,b] | 2,712,840 |
| Sanmina-SCI | 153,300 [b] | 605,535 |
| Solectron | 263,200 [b] | 879,088 |
| Sun Microsystems | 1,009,800 [b] | 5,483,214 |
| Symantec | 284,639 [b] | 5,647,238 |
| Symbol Technologies | 73,059 | 1,090,771 |
| Tektronix | 24,100 | 731,917 |
| Tellabs | 128,800 [b] | 1,357,552 |
| Teradyne | 56,700 [b] | 794,934 |
| Texas Instruments | 441,000 | 13,309,380 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information Technology (continued)** | | |
| Unisys | 98,900 b | 646,806 |
| VeriSign | 70,500 a,b | 1,457,940 |
| Western Union | 220,146 b | 4,854,219 |
| Xerox | 281,500 a,b | 4,785,500 |
| Xilinx | 97,800 | 2,494,878 |
| Yahoo! | 357,700 b | 9,421,818 |
| | | **549,721,648** |
| **Materials—2.9%** | | |
| Air Products & Chemicals | 63,400 | 4,417,078 |
| Alcoa | 249,448 | 7,211,541 |
| Allegheny Technologies | 28,977 | 2,281,359 |
| Ashland | 18,200 a | 1,075,620 |
| Ball | 30,000 a | 1,247,700 |
| Bemis | 30,200 | 1,015,324 |
| Dow Chemical | 276,063 | 11,260,610 |
| E.I. du Pont de Nemours & Co. | 265,212 | 12,146,710 |
| Eastman Chemical | 23,700 | 1,443,804 |
| Ecolab | 51,400 a | 2,330,990 |
| Freeport-McMoRan Copper & Gold, Cl. B | 56,500 | 3,417,120 |
| Hercules | 32,600 b | 593,320 |
| International Flavors & Fragrances | 22,700 | 964,296 |
| International Paper | 130,853 | 4,363,948 |
| Louisiana-Pacific | 30,300 | 599,334 |
| MeadWestvaco | 52,111 a | 1,434,095 |
| Monsanto | 156,228 | 6,908,402 |
| Newmont Mining | 129,425 | 5,859,070 |
| Nucor | 88,700 a | 5,180,967 |
| Pactiv | 39,700 b | 1,224,348 |
| Phelps Dodge | 58,690 | 5,891,302 |
| PPG Industries | 47,500 | 3,249,000 |
| Praxair | 92,800 | 5,591,200 |
| Rohm & Haas | 41,315 | 2,140,943 |
| Sealed Air | 23,332 | 1,388,721 |
| Sigma-Aldrich | 19,100 a | 1,434,601 |
| Temple-Inland | 31,300 | 1,234,472 |
| United States Steel | 35,400 | 2,393,040 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Materials (continued)** | | |
| Vulcan Materials | 27,800 | 2,265,144 |
| Weyerhaeuser | 70,900 | 4,508,531 |
| | | **105,072,590** |
| **Telecommunication Services−3.4%** | | |
| Alltel | 111,700 | 5,954,727 |
| AT & T | 1,117,613 | 38,278,245 |
| BellSouth | 522,500 | 23,564,750 |
| CenturyTel | 33,500 | 1,348,040 |
| Citizens Communications | 92,300 a | 1,353,118 |
| Embarq | 42,942 | 2,076,246 |
| Qwest Communications International | 460,500 a,b | 3,974,115 |
| Sprint Nextel | 859,645 | 16,066,765 |
| Verizon Communications | 834,056 | 30,860,072 |
| Windstream | 136,423 a | 1,871,724 |
| | | **125,347,802** |
| **Utilities−3.4%** | | |
| AES | 190,300 b | 4,184,697 |
| Allegheny Energy | 47,400 b | 2,039,622 |
| Ameren | 59,200 a | 3,202,720 |
| American Electric Power | 113,360 | 4,696,505 |
| Centerpoint Energy | 89,666 a | 1,388,030 |
| CMS Energy | 63,800 b | 949,982 |
| Consolidated Edison | 70,900 a | 3,428,015 |
| Constellation Energy Group | 51,700 | 3,226,080 |
| Dominion Resources/VA | 101,508 | 8,221,133 |
| DTE Energy | 51,200 | 2,326,016 |
| Duke Energy | 360,572 a | 11,408,498 |
| Dynegy, Cl. A | 108,800 b | 661,504 |
| Edison International | 93,800 | 4,168,472 |
| Entergy | 60,000 | 5,149,800 |
| Exelon | 192,650 | 11,940,447 |
| FirstEnergy | 94,902 | 5,584,983 |
| FPL Group | 116,400 a | 5,936,400 |
| KeySpan | 50,400 | 2,045,232 |
| Nicor | 12,800 a | 588,288 |
| NiSource | 78,500 | 1,826,695 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities (continued)** | | |
| Peoples Energy | 11,100 [a] | 484,959 |
| PG & E | 100,200 | 4,322,628 |
| Pinnacle West Capital | 28,600 | 1,367,366 |
| PPL | 109,600 | 3,783,392 |
| Progress Energy | 72,869 | 3,351,974 |
| Public Service Enterprise Group | 72,400 | 4,420,020 |
| Sempra Energy | 75,166 | 3,986,805 |
| Southern | 213,600 [a] | 7,775,040 |
| TECO Energy | 60,100 [a] | 991,049 |
| TXU | 132,794 | 8,383,285 |
| Xcel Energy | 116,810 [a] | 2,577,997 |
| | | **124,417,634** |
| **Total Common Stocks** | | |
| (cost $2,454,528,738) | | **3,567,790,461** |

| Short-Term Investments−.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills:** | | |
| 4.75%, 12/14/06 | 1,500,000 [c] | 1,491,255 |
| 4.78%, 1/4/07 | 500,000 [c] | 495,635 |
| 4.81%, 12/7/06 | 100,000 [c] | 99,503 |
| 4.85%, 11/30/06 | 1,300,000 [c] | 1,294,709 |
| 4.91%, 11/16/06 | 1,305,000 [c] | 1,302,260 |
| **Total Short-Term Investments** | | |
| (cost $4,684,016) | | **4,683,362** |

| Other Investment−2.3% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $84,386,000) | 84,386,000 [d] | **84,386,000** |

| Investment of Cash Collateral for Securities Loaned—4.0% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $144,968,521) | 144,968,521 d | **144,968,521** |
| **Total Investments** (cost $2,688,567,275) | **104.0%** | **3,801,828,344** |
| **Liabilities, Less Cash and Receivables** | **(4.0%)** | **(144,838,625)** |
| **Net Assets** | **100.0%** | **3,656,989,719** |

a  *All or a portion of these securities are on loan. At October 31, 2006, the total market value of the fund's securities on loan is $158,965,484 and the total market value of the collateral held by the fund is $165,529,947, consisting of cash collateral of $144,968,521 and U.S. Government and agency securities valued at $20,561,426.*
b  *Non-income producing security.*
c  *All or partially held by a broker as collateral for open financial futures positions.*
d  *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 21.5 | Short-Term/Money | |
| Information Technology | 15.0 | Market Investments | 6.4 |
| Health Care | 12.1 | Telecommunication Services | 3.4 |
| Industrial | 10.6 | Utilities | 3.4 |
| Consumer Discretionary | 10.2 | Materials | 2.9 |
| Energy | 9.3 | Futures | .1 |
| Consumer Staples | 9.2 | | **104.1** |

†  *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

October 31, 2006

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation at 10/31/2006 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| Standard & Poor's 500 | 272 | 94,057,600 | December 2006 | **3,269,550** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
October 31, 2006

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities on loan, valued at $158,965,484)–Note 1(b): | | |
| Unaffiliated issuers | 2,459,212,754 | 3,572,473,823 |
| Affiliated issuers | 229,354,521 | 229,354,521 |
| Cash | | 2,480,024 |
| Dividends and interest receivable | | 3,396,328 |
| Receivable for shares of Common Stock subscribed | | 1,808,560 |
| Receivable for futures variation margin–Note 4 | | 1,000 |
| | | **3,809,514,256** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 1,532,740 |
| Liability for securities on loan–Note 1(b) | | 144,968,521 |
| Payable for shares of Common Stock redeemed | | 6,023,276 |
| | | **152,524,537** |
| **Net Assets ($)** | | **3,656,989,719** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 2,436,039,609 |
| Accumulated undistributed investment income–net | | 37,859,452 |
| Accumulated net realized gain (loss) on investments | | 66,560,039 |
| Accumulated net unrealized appreciation (depreciation) on investments (including $3,269,550 net unrealized appreciation on financial futures) | | 1,116,530,619 |
| **Net Assets ($)** | | **3,656,989,719** |
| **Shares Outstanding** | | |
| (200 million shares of $.001 par value Common Stock authorized) | | 90,132,293 |
| **Net Asset Value,** offering and redemption price per share–Note 3(c) ($) | | **40.57** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended October 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Dividends: | |
|   Unaffiliated issuers | 65,479,420 |
|   Affiliated issuers | 839,860 |
| Interest | 554,162 |
| Income from securities lending | 199,491 |
| **Total Income** | **67,072,933** |
| **Expenses:** | |
| Management fee–Note 3(a) | 8,609,197 |
| Shareholder servicing costs–Note 3(b) | 8,609,197 |
| Loan commitment fees–Note 2 | 37,339 |
| Interest expense–Note 2 | 6,503 |
| **Total Expenses** | **17,262,236** |
| **Investment Income–Net** | **49,810,697** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 186,300,603 |
| Net realized gain (loss) on financial futures | 3,110,614 |
| **Net Realized Gain (Loss)** | **189,411,217** |
| Net change in unrealized appreciation (depreciation) on investments (including $2,354,650 net change in unrealized appreciation on financial futures) | 267,236,870 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **456,648,087** |
| **Net Increase in Net Assets Resulting from Operations** | **506,458,784** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Year Ended October 31, | |
|---|---|---|
|  | 2006 | 2005 |
| **Operations ($):** | | |
| Investment income–net | 49,810,697 | 53,012,011 |
| Net realized gain (loss) on investments | 189,411,217 | 70,467,117 |
| Net change in unrealized appreciation (depreciation) on investments | 267,236,870 | 133,060,815 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **506,458,784** | **256,539,943** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(44,603,659)** | **(48,499,041)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 810,152,140 | 783,298,479 |
| Dividends reinvested | 43,610,140 | 47,446,210 |
| Cost of shares redeemed | (969,588,784) | (844,001,875) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(115,826,504)** | **(13,257,186)** |
| **Total Increase (Decrease) in Net Assets** | **346,028,621** | **194,783,716** |
| **Net Assets ($):** | | |
| Beginning of Period | 3,310,961,098 | 3,116,177,382 |
| **End of Period** | **3,656,989,719** | **3,310,961,098** |
| Undistributed investment income–net | 37,859,452 | 33,086,159 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 21,471,151 | 22,385,483 |
| Shares issued for dividends reinvested | 1,190,232 | 1,361,050 |
| Shares redeemed | (25,791,107) | (24,070,556) |
| **Net Increase (Decrease) in Shares Outstanding** | **(3,129,724)** | **(324,023)** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended October 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 35.50 | 33.30 | 30.91 | 26.01 | 31.08 |
| Investment Operations: | | | | | |
| Investment income−net[a] | .54 | .56 | .39 | .35 | .32 |
| Net realized and unrealized<br>    gain (loss) on investments | 5.01 | 2.16 | 2.35 | 4.86 | (5.08) |
| Total from Investment Operations | 5.55 | 2.72 | 2.74 | 5.21 | (4.76) |
| Distributions: | | | | | |
| Dividends from<br>    investment income−net | (.48) | (.52) | (.35) | (.31) | (.31) |
| Net asset value, end of period | 40.57 | 35.50 | 33.30 | 30.91 | 26.01 |
| **Total Return (%)** | 15.79 | 8.20 | 8.93 | 20.22 | (15.54) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses<br>    to average net assets | .50 | .50 | .50 | .52 | .50 |
| Ratio of net investment income<br>    to average net assets | 1.45 | 1.60 | 1.21 | 1.27 | 1.05 |
| Portfolio Turnover Rate | 5.04 | 7.24 | 1.87 | 2.17 | 4.42 |
| Net Assets, end of period<br>    ($ x 1,000) | 3,656,990 | 3,310,961 | 3,116,177 | 2,803,280 | 2,185,380 |

[a]  Based on average shares outstanding at each month end.
*See notes to financial statements.*

# NOTES TO FINANCIAL STATEMENTS

### NOTE 1—Significant Accounting Policies:

Dreyfus S&P 500 Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to match the performance of the Standard & Poor's 500 Composite Stock Price Index. The Dreyfus Corporation ("the Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund enters into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of the loss to be remote.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used

for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the fund's Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price on the principal exchange.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, is determined on the basis of coupon interest accrued, adjusted for, accretion of discount and amortization of premium on debt securities.

Pursuant to a securities lending agreement with Mellon Bank N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy that at origination all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, if any, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. Accordingly, no provision for income tax is required.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Fund, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $37,687,073, undistributed capital gains $119,841,577 and unrealized appreciation $1,063,421,460.

The tax character of distributions paid to shareholders during the fiscal years ended October 31, 2006 and October 31, 2005, were as follows: ordinary income $44,603,659 and $48,499,041, respectively.

During the period ended October 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for real estate investment trusts, the fund decreased accumulated undistributed investment income-net by $433,745 and increased net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2006, was approximately $126,700 with a related weighted average annualized interest rate of 5.13%.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .25% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, interest, commitment fees, Shareholder Services Plan fees, fees and expenses of non-interested Board members (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fees in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board members (including counsel fees). Each Board member also serves as a Board member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Each Board member receives an annual fee of $40,000, an attendance fee of $5,000 for each in-person meeting and $500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the Company's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the Company directly to the non-interested Board members, that were applied to offset a portion of the management fee payable to the Manager were in fact paid directly by the Manager to the non-interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

**(b)** Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services a fee, at the annual rate of .25% of

the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period October 31, 2006, the fund was charged $8,609,197 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $766,370 and shareholder services plan fees $766,370.

**(c)** A 1% redemption fee is charged and retained by the fund on certain shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2006, redemption fees charged and retained by the fund amounted to $18,901. Cost of shares redeemed in the Statement of Changes in Net Assets is reflected net of redemption fees.

**(d)** Pursuant to an exemptive order from the SEC, the fund invests it's available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures during the period ended October 31, 2006, amounted to $171,926,285 and $326,738,667, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the under-

lying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open as of October 31, 2006, are set forth in the Statement of Financial Futures.

At October 31, 2006, the cost of investments for federal income tax purposes was $2,738,406,884; accordingly, accumulated net unrealized appreciation on investments was $1,063,421,460 consisting of $1,317,643,893 gross unrealized appreciation and $254,222,433 gross unrealized depreciation.

### NOTE 5—Subsequent Event:

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

### To the Board of Directors and Shareholders of Dreyfus S&P 500 Index Fund

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and of financial futures, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus S&P 500 Index Fund (the "Fund") (one of the series constituting Dreyfus Index Funds, Inc.) at October 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
December 14, 2006

## IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2006 as qualifying for the corporate dividends received deduction. For the fiscal year ended October 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $28,017,346 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2007 of the percentage applicable to the preparation of their 2006 income tax returns.

## PROXY RESULTS (Unaudited)

Dreyfus Index Funds, Inc. held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

|  | Shares | |
| --- | --- | --- |
|  | Votes For | Authority Withheld |
| To elect additional Board Members: | | |
| Peggy C. Davis† | 66,234,566 | 1,790,517 |
| James F. Henry† | 66,185,759 | 1,839,324 |
| Dr. Martin Peretz† | 66,291,073 | 1,734,010 |

† Each will serve as an Independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007.
In addition Joseph S. DiMartino, David P. Feldman, Ehud Houminer, Gloria Messinger and Anne Wexler continue as Board members of the fund.

# BOARD MEMBERS INFORMATION (Unaudited)

## James F. Henry (75)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

*Other Board Memberships and Affiliations:*
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

*No. of Portfolios for which Board Member Serves:* 48

————————

## Ehud Houminer (66)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
- Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
- Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 60

————————

## Dr. Paul A. Marks (80)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
- President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

*Other Board Memberships and Affiliations:*
- Pfizer, Inc., Director-Emeritus
- Lazard Freres & Company, LLC, Senior Adviser
- Armgo-Start-Up Biotech; Board of Directors
- Nanoviricide, Scientific Advisory Board
- PTC, Scientific Advisory Board
- IKONYSIS, Scientific Advisory Board

*No. of Portfolios for which Board Member Serves:* 48

## Gloria Messinger (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 48

————————

## Dr. Martin Peretz (67)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

*Other Board Memberships and Affiliations:*
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

*No. of Portfolios for which Board Member Serves:* 48

————————

## Anne Wexler (76)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 57

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since December 2002.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

NOTES

# For More Information

**Dreyfus S&P 500
Index Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0078AR1006

# Dreyfus International Stock Index Fund

**ANNUAL REPORT** October 31, 2006



**Dreyfus**

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

# The Fund



## LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus International Stock Index Fund, covering the 12-month period from November 1, 2005, through October 31, 2006.

Although reports of slower economic growth and declining housing prices in the United States recently have raised economic concerns among both U.S. and international investors, we believe that neither a domestic recession nor a major shortfall in global growth is likely. Stimulative monetary policies among many central banks over the last several years have left a legacy of ample financial liquidity worldwide, which should continue to support global economic growth. Indeed, most nations' monetary policies have so far tightened only from stimulative to neutral, leaving room for further expansion.

The international equity markets seem to concur with our view that global economic conditions remain sound, as evidenced by higher stock prices over the past 12 months across most geographic regions and market capitalizations. However, investors anticipating more subdued profit growth in a slower-growth economy recently have begun to favor high-quality, multinational companies and other businesses with the ability to sustain profitability in a variety of economic environments. This pattern is consistent with previous mid-cycle slowdowns. As always, we encourage you to discuss the implications of these and other matters with your financial adviser.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2006



## DISCUSSION OF FUND PERFORMANCE

Susan Ellison, Portfolio Manager

### How did Dreyfus International Stock Index Fund perform relative to its benchmark?

For the 12-month period ended October 31, 2006, the fund produced a total return of 26.83%.[1] This compares with a 27.52% total return for the fund's benchmark, the Morgan Stanley Capital International Europe, Australasia, Far East Free Index (the "MSCI EAFE Free Index" or the "Index"), during the same period.[2]

While strong global economic growth and rising corporate earnings continued to fuel a rally in the international markets during the first half of the reporting period, intensifying concerns regarding a potential global economic slowdown in May sparked heightened market volatility, which generally persisted through the remainder of the reporting period. The difference in returns between the fund and the Index was primarily the result of transaction costs and operating expenses.

### What is the fund's investment approach?

The fund seeks to match the performance of the MSCI EAFE Free Index, a broadly diversified, international index composed of approximately 1,100 stocks that trade in 21 major markets outside the United States. The fund attempts to match the Index's return before fees and expenses by aligning the portfolio composition with the composition of the MSCI EAFE Free Index. The fund also invests in securities that represent the market as a whole, such as stock index futures, and manages its exposure to foreign currencies so that the fund's currency profile matches the currency makeup of the MSCI EAFE Free Index.

### What other factors influenced the fund's performance?

When the reporting period began, the international equity markets were in the midst of their third calendar year of solidly positive performance, as corporate restructuring efforts and better-than-expected earnings

reports overshadowed concerns about potentially rising short-term interest rates and intensifying inflationary pressures. Stocks across a number of European industry groups continued to rally in the wake of an ongoing surge in mergers-and-acquisitions activity. Japan's stock market also posted relatively strong results for the reporting period, but to a lesser degree than Europe's, as the Japanese economy recovered in response to the long-awaited reforms to the nation's banking system.

However, beginning in May 2006, investors' fears of a possible economic slowdown in the United States triggered a major sell-off in the global equity markets. Investors moved quickly to shed what they perceived to be riskier investments, particularly commodity stocks and emerging-market equities that had previously posted robust gains. Although the market correction proved to be relatively short-lived, it nonetheless resulted in a modest retrenchment across most countries and market sectors. Still, weakness during the second half of the reporting period was not enough to fully offset the strong gains achieved over the first half. For the reporting period overall, the Index posted positive absolute returns in all 21 of the countries it tracks. In fact, with the exception of New Zealand, all countries represented in the Index achieved strong returns for the reporting period.

Some of the Index's better returns stemmed from its holdings in Portugal, Ireland, Spain and Singapore, which returned 46%, 43%, 42% and 40%, respectively, for the reporting period. Conversely, New Zealand, Japan and Hong Kong were among the Index's laggards, with returns of 3%, 17% and 20%, respectively, for the same period.

From a market sector standpoint, the financial services, consumer durables and raw materials areas ranked among the top contributors to the Index's return during the reporting period. On the other hand, the business services, energy and health care areas were among the Index's least positive performers. However, it should be noted that all three of the worst-performing sectors provided positive absolute returns, which we believe is testament to the underlying strength of the international stock markets during the reporting period.

On an individual stock basis, the Index's returns were driven higher by companies that were poised for success in a growing global economy, including Sweden's Boliden, one of Europe's leading mining and smelting firms; Zinifex, an Australian lead and zinc producer; and Foxconn International Holdings Limited, a Hong Kong-based manufacturer of precision electronic tools and molds. Some of the Index's more disappointing returns stemmed from online gaming companies, which have been hurt by growing uncertainty regarding international standards for industry regulation. Austria's bwin Interactive Entertainment and London's PartyGaming and Sportingbet all declined sharply during the reporting period.

### What is the fund's current strategy?

The fund's longstanding strategy is to provide investors with a cost-effective way to gain broad exposure to developed international markets, as represented by the MSCI EAFE Free Index. As an index fund, the fund's investments are not affected by any individual's preference for one market over another or one security over another. In fact, we do not attempt to manage market volatility. Instead the fund employs a passive management approach in which all investment decisions are based on the composition of the MSCI EAFE Free Index.

November 15, 2006

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect that may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Free Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries. The index reflects actual investable opportunities for global investors for stocks that are free of foreign ownership limits or legal restrictions at the country level.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus International Stock Index Fund and the Morgan Stanley Capital International Europe, Australasia, Far East Free Index

## Average Annual Total Returns *as of 10/31/06*

|  | Inception Date | 1 Year | 5 Years | From Inception |
|---|---|---|---|---|
| **Fund** | **6/30/97** | **26.83%** | **13.43%** | **5.41%** |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus International Stock Index Fund on 6/30/97 (inception date) to a $10,000 investment made in the Morgan Stanley Capital International Europe, Australasia, Far East Free Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*
*The fund's performance shown in the line graph takes into account all applicable fees and expenses. The Index is an unmanaged index composed of a sample of companies representative of the market structure of European and Pacific Basin countries and includes net dividends reinvested and reflects actual investable opportunities for global investors for stocks that are free of foreign ownership limits or legal restrictions at the security or country level. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus International Stock Index Fund from May 1, 2006 to October 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended October 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $   3.08 |
| Ending value (after expenses) | $1,035.60 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended October 31, 2006

| | |
|---|---|
| Expenses paid per $1,000† | $   3.06 |
| Ending value (after expenses) | $1,022.18 |

† *Expenses are equal to the fund's annualized expense ratio of .60%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

October 31, 2006

| Common Stocks–98.2% | Shares | Value ($) |
|---|---|---|
| **Australia–5.3%** | | |
| ABC Learning Centres | 10,259 | 55,969 |
| AGL Energy | 13,005 ª | 154,480 |
| Alinta | 15,309 | 125,577 |
| Alumina | 34,041 | 177,286 |
| Amcor | 23,811 | 127,509 |
| AMP | 53,356 | 392,251 |
| Ansell | 3,354 | 28,784 |
| APN News & Media | 8,288 | 39,252 |
| Aristocrat Leisure | 10,520 | 113,403 |
| Australia & New Zealand Banking Group | 53,308 | 1,197,970 |
| Australian Stock Exchange | 4,656 | 127,548 |
| AXA Asia Pacific Holdings | 27,585 | 142,169 |
| Babcock & Brown | 7,012 | 118,400 |
| BHP Billiton | 101,457 | 2,141,821 |
| Billabong International | 4,636 | 56,253 |
| BlueScope Steel | 19,049 | 106,725 |
| Boral | 15,484 | 87,111 |
| Brambles Industries | 29,006 | 280,130 |
| Caltex Australia | 3,724 | 63,832 |
| Centro Properties Group | 24,045 | 143,462 |
| CFS Gandel Retail Trust (Units) | 38,732 | 59,796 |
| Challenger Financial Services Group | 11,207 | 29,747 |
| Coca-Cola Amatil | 14,372 | 77,408 |
| Cochlear | 1,413 | 60,872 |
| Coles Myer | 33,735 | 354,517 |
| Commonwealth Bank of Australia | 37,467 | 1,383,006 |
| Commonwealth Property Office Fund (Units) | 36,059 | 39,624 |
| Computershare | 12,331 | 73,476 |
| CSL | 5,425 | 235,473 |
| CSR | 26,078 | 65,385 |
| DB RREEF Trust | 72,157 | 92,134 |
| DCA Group | 11,377 | 30,110 |
| Downer EDI | 6,994 | 34,855 |
| Foster's Group | 59,932 | 299,141 |
| Futuris | 13,014 | 17,725 |
| Goodman Fielder | 27,397 | 44,098 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Australia (continued)** | | |
| GPT Group | 56,196 | 205,260 |
| Harvey Norman Holdings | 15,620 | 43,757 |
| Iluka Resources | 6,938 | 39,838 |
| ING Industrial Fund (Units) | 20,424 | 37,458 |
| Insurance Australia Group | 45,507 | 195,447 |
| Investa Property Group | 42,296 | 78,554 |
| James Hardie Industries | 12,736 | 77,565 |
| John Fairfax Holdings | 25,698 | 96,648 |
| Leighton Holdings | 3,591 | 59,107 |
| Lend Lease | 9,764 | 127,241 |
| Lion Nathan | 7,063 | 45,311 |
| Macquarie Airports Management | 16,123 | 40,050 |
| Macquarie Bank | 7,170 | 413,641 |
| Macquarie Communications Infrastructure Group | 8,992 | 42,586 |
| Macquarie Goodman Group | 40,029 | 205,064 |
| Macquarie Infrastructure Group | 68,766 | 179,865 |
| Macquarie Office Trust (Units) | 50,300 | 58,192 |
| Mayne Pharma | 18,185 | 61,497 |
| Mirvac Group | 24,004 | 91,020 |
| Multiplex Group | 17,719 | 50,460 |
| National Australia Bank | 46,722 | 1,380,429 |
| Newcrest Mining | 10,042 | 185,338 |
| OneSteel | 16,063 | 52,332 |
| Orica | 8,960 | 168,766 |
| Origin Energy | 23,541 | 130,617 |
| Pacific Brands | 12,100 | 24,814 |
| Paladin Resources | 10,911 [a] | 48,719 |
| PaperlinX | 11,516 | 36,716 |
| Perpetual | 1,127 | 63,770 |
| Publishing & Broadcasting | 3,465 | 51,965 |
| Qantas Airways | 26,278 | 86,221 |
| QBE Insurance Group | 23,655 | 452,144 |
| Rinker Group | 26,444 | 379,601 |
| Rio Tinto | 8,393 | 509,202 |
| Santos | 18,111 | 148,421 |
| Sonic Healthcare | 7,194 | 73,207 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Australia (continued)** | | |
| Stockland | 40,267 | 236,197 |
| Suncorp-Metway | 16,568 | 266,680 |
| Sydney Roads Group | 21,265 [a] | 18,760 |
| Symbion Health | 18,425 | 46,767 |
| Tabcorp Holdings | 15,756 | 201,181 |
| Tattersalls | 31,619 | 89,065 |
| Telstra | 61,707 | 189,098 |
| Toll Holdings | 16,143 | 193,630 |
| Transurban Group | 23,367 | 130,556 |
| Wesfarmers | 11,220 | 299,897 |
| Westfield Group | 43,868 | 632,437 |
| Westpac Banking | 53,450 | 990,627 |
| Woodside Petroleum | 13,313 | 386,850 |
| Woolworths | 34,681 | 555,276 |
| WorleyParsons | 3,708 | 52,080 |
| Zinifex | 14,513 | 170,373 |
| | | **18,977,596** |
| **Austria−.6%** | | |
| Andritz | 260 | 47,168 |
| Boehler-Uddeholm | 1,080 | 66,965 |
| bwin Interactive Entertaiment | 564 [a] | 11,453 |
| Erste Bank der Oesterreichischen Sparkassen | 5,454 | 371,381 |
| Flughafen Wien | 305 | 27,347 |
| IMMOEAST Immobilien Anlagen | 7,614 [a] | 95,626 |
| IMMOFINANZ Immobilien Anlagen | 12,442 [a] | 150,863 |
| Mayr-Melnhof Karton | 130 | 23,980 |
| Meinl European Land | 4,740 [a] | 104,603 |
| OMV | 4,910 | 266,906 |
| Raiffeisen International Bank-Holding | 1,096 | 125,410 |
| RHI | 882 [a] | 37,791 |
| Telekom Austria | 10,647 | 264,991 |
| Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A | 3,831 | 191,236 |
| Voestalpine | 2,602 | 122,713 |
| Wiener Staedtische Versicherung | 830 | 53,392 |
| Wienerberger | 2,111 | 109,742 |
| | | **2,071,567** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Belgium—1.2%** | | |
| AGFA-Gevaert | 2,561 | 64,622 |
| Barco | 320 | 26,344 |
| Bekaert | 369 | 39,350 |
| Belgacom | 4,520 | 184,957 |
| Cofinimmo | 216 | 40,940 |
| Colruyt | 440 | 77,500 |
| Compagnie Maritime Belge | 520 | 19,181 |
| D'ieteren | 77 | 26,113 |
| Delhaize Group | 2,107 | 170,365 |
| Dexia | 16,885 | 456,023 |
| Euronav | 590 | 18,186 |
| Fortis | 34,086 | 1,430,901 |
| Groupe Bruxelles Lambert | 2,195 | 241,637 |
| InBev | 5,427 | 305,747 |
| KBC Groep | 5,372 | 586,921 |
| Mobistar | 872 | 72,288 |
| Omega Pharma | 597 | 39,052 |
| Solvay | 1,894 | 245,125 |
| UCB | 2,509 | 155,315 |
| Umicore | 690 | 107,091 |
| | | **4,307,658** |
| **China—.1%** | | |
| Foxconn International Holdings | 63,000 [a] | **208,914** |
| **Denmark—.7%** | | |
| AP Moller—Maersk | 33 | 298,947 |
| Bang & Olufsen, Cl. B | 350 | 40,637 |
| Carlsberg, Cl. B | 870 | 74,791 |
| Codan | 300 | 23,427 |
| Coloplast, Cl. B | 770 | 65,271 |
| D/S Torm | 300 | 16,234 |
| Danisco | 1,370 | 110,266 |
| Danske Bank | 12,184 | 511,188 |
| DSV | 600 | 110,866 |
| East Asiatic | 420 | 21,146 |
| FLSmidth and Co. | 1,200 | 63,293 |
| GN Store Nord | 6,550 | 91,977 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Denmark (continued)** | | |
| H Lundbeck | 1,600 | 37,674 |
| Jyske Bank | 1,680 a | 100,262 |
| NKT Holding | 580 | 45,590 |
| Novo Nordisk, Cl. B | 7,094 | 535,740 |
| Novozymes, Cl. B | 1,225 | 98,176 |
| Sydbank | 1,600 | 63,293 |
| Topdanmark | 500 a | 70,982 |
| TrygVesta | 710 | 45,899 |
| Vestas Wind Systems | 5,600 a | 157,753 |
| William Demant Holding | 980 a | 81,226 |
| | | **2,664,638** |
| **Finland—1.4%** | | |
| Amer Sports | 2,090 | 46,336 |
| Cargotec, Cl. B | 1,085 | 49,370 |
| Elisa, Cl. A | 4,220 | 106,647 |
| Fortum | 12,481 | 343,453 |
| KCI Konecranes | 1,600 | 34,472 |
| Kesko, Cl. B | 1,840 | 86,964 |
| Kone, Cl. B | 2,140 | 101,389 |
| Metso | 3,663 | 159,193 |
| Neste Oil | 3,961 | 124,672 |
| Nokia | 118,884 | 2,359,520 |
| Nokian Renkaat | 2,920 | 55,904 |
| OKO Bank, Cl. A | 2,480 | 41,878 |
| Orion | 2,100 a | 42,001 |
| Outokumpu | 3,240 | 99,993 |
| Rautaruukki | 2,600 | 85,883 |
| Sampo, Cl. A | 12,167 | 263,688 |
| Sanoma-WSOY | 1,660 | 42,820 |
| Stora Enso, Cl. R | 16,697 | 270,226 |
| Tietoenator | 1,983 | 54,973 |
| UPM-Kymmene | 14,937 | 379,200 |
| Uponor | 1,400 | 42,439 |
| Wartsila, Cl. B | 1,750 | 80,298 |
| YIT | 3,540 | 88,016 |
| | | **4,959,335** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **France—9.3%** | | |
| Accor | 6,080 | 422,155 |
| Air France-KLM | 3,326 | 118,482 |
| Air Liquide | 3,512 | 747,688 |
| Alcatel | 39,858 | 506,184 |
| Alstom | 3,116 ᵃ | 287,545 |
| Atos Origin | 1,826 ᵃ | 103,945 |
| AXA | 48,428 | 1,845,061 |
| BNP Paribas | 24,168 | 2,657,454 |
| Bouygues | 5,739 | 334,605 |
| Business Objects | 2,959 ᵃ | 109,072 |
| Capgemini | 3,566 | 202,540 |
| Carrefour | 17,465 | 1,064,194 |
| Casino Guichard Perrachon | 1,226 | 103,981 |
| Cie de Saint-Gobain | 9,095 | 670,385 |
| Cie Generale d'Optique Essilor International | 2,908 | 305,096 |
| CNP Assurances | 1,166 | 122,704 |
| Compagnie Generale des Etablissements Michelin, Cl. B | 4,068 | 331,781 |
| Credit Agricole | 17,513 | 744,569 |
| Dassault Systemes | 1,603 | 87,486 |
| France Telecom | 49,285 | 1,280,115 |
| Gaz de France | 5,680 | 228,365 |
| Gecina | 319 | 45,276 |
| Groupe Danone | 6,953 | 1,018,788 |
| Hermes International | 1,815 | 197,025 |
| Imerys | 824 | 71,201 |
| Klepierre | 540 | 81,467 |
| L'Oreal | 8,408 | 817,744 |
| Lafarge | 4,385 | 589,342 |
| Lagardere | 3,436 | 247,125 |
| LVMH Moet Hennessy Louis Vuitton | 7,163 | 746,485 |
| M6-Metropole Television | 1,704 | 52,763 |
| Neopost | 869 | 106,256 |
| PagesJaunes Groupe | 3,406 | 102,073 |
| Pernod-Ricard | 2,205 | 441,572 |
| Peugeot | 4,544 | 261,046 |
| PPR | 1,963 | 292,890 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **France (continued)** | | |
| Publicis Groupe | 4,175 | 161,568 |
| Renault | 5,425 | 634,603 |
| Safran | 4,700 | 106,360 |
| Sanofi-Aventis | 29,503 | 2,507,900 |
| Schneider Electric | 6,626 | 688,408 |
| SCOR | 20,269 | 50,965 |
| Societe BIC | 738 | 47,474 |
| Societe Des Autoroutes Paris-Rhin-Rhone | 541 | 42,052 |
| Societe Generale | 10,548 | 1,752,875 |
| Societe Television Francaise 1 | 3,300 | 112,122 |
| Sodexho Alliance | 2,894 | 155,433 |
| Suez | 29,611 | 1,325,058 |
| Suez-Strip VVPR | 2,304 [a] | 29 |
| Technip | 3,016 | 181,657 |
| Thales | 2,345 | 108,378 |
| Thomson | 7,700 | 132,775 |
| Total | 64,121 | 4,341,656 |
| Unibail | 1,361 | 296,351 |
| Valeo | 1,773 | 66,735 |
| Vallourec | 1,103 | 274,524 |
| Veolia Environnement | 8,384 | 513,323 |
| Vinci | 6,249 | 703,874 |
| Vivendi | 33,597 | 1,272,295 |
| Zodiac | 1,138 | 71,085 |
| | | **32,891,960** |
| **Germany—6.8%** | | |
| Adidas | 6,021 | 301,556 |
| Allianz | 12,527 | 2,317,422 |
| Altana | 1,906 | 106,310 |
| BASF | 14,952 | 1,312,978 |
| Bayer | 21,170 | 1,065,952 |
| Beiersdorf | 1,374 | 77,970 |
| Bilfinger Berger | 1,023 | 63,771 |
| Celesio | 2,310 | 119,379 |
| Commerzbank | 18,272 | 646,938 |
| Continental | 3,865 | 432,090 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Germany (continued)** | | |
| DaimlerChrysler | 26,671 | 1,521,656 |
| Deutsche Bank | 15,050 | 1,888,251 |
| Deutsche Boerse | 2,998 | 483,440 |
| Deutsche Lufthansa | 6,395 | 147,002 |
| Deutsche Post | 22,729 | 628,650 |
| Deutsche Postbank | 1,694 | 126,009 |
| Deutsche Telekom | 82,529 | 1,431,515 |
| Douglas Holding | 897 | 43,414 |
| E.ON | 18,099 | 2,162,222 |
| Fresenius Medical Care & Co | 1,786 | 237,986 |
| Heidelberger Druckmaschinen | 1,652 | 75,190 |
| Hochtief | 1,163 | 75,793 |
| Hypo Real Estate Holding | 3,994 | 251,064 |
| Infineon Technologies | 21,422 [a] | 260,842 |
| IVG Immobilien | 2,698 | 97,832 |
| KarstadtQuelle | 1,514 [a] | 35,556 |
| Linde | 3,196 | 316,465 |
| MAN | 3,599 | 319,943 |
| Merck | 1,492 | 157,392 |
| Metro | 4,345 | 258,210 |
| MLP | 1,365 | 26,464 |
| Muenchener Rueckversicherungs | 5,696 | 924,610 |
| Premiere | 1,607 [a] | 24,408 |
| Puma | 377 | 133,904 |
| Rheinmetall | 1,126 | 81,157 |
| RWE | 12,958 | 1,277,137 |
| Salzgitter | 1,117 | 119,544 |
| SAP | 6,457 | 1,284,668 |
| Siemens | 24,598 | 2,202,405 |
| Solarworld | 1,008 | 54,100 |
| Suedzucker | 1,661 | 41,001 |
| ThyssenKrupp | 10,611 | 393,841 |
| TUI | 6,301 | 137,523 |
| Volkswagen | 5,003 | 490,412 |
| Wincor Nixdorf | 440 | 61,186 |
| | | **24,215,158** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Greece−.6%** | | |
| Alpha Bank | 10,983 | 319,614 |
| Coca-Cola Hellenic Bottling | 3,038 | 99,265 |
| Cosmote Mobile Communications | 2,855 | 70,329 |
| EFG Eurobank Ergasias | 6,869 | 228,474 |
| Folli-Follie | 560 | 16,868 |
| Germanos | 1,240 | 30,008 |
| Hellenic Exchanges Holding | 1,360 | 23,920 |
| Hellenic Petroleum | 3,140 | 40,318 |
| Hellenic Technodomiki Tev | 3,380 | 34,167 |
| Hellenic Telecommunications Organization | 9,518 [a] | 246,610 |
| Intracom Holdings | 1,950 [a] | 13,589 |
| Motor Oil (Hellas) Corinth Refineries | 1,145 | 29,375 |
| National Bank of Greece | 11,160 | 506,519 |
| OPAP | 6,661 | 237,879 |
| Piraeus Bank | 6,025 | 171,795 |
| Public Power | 2,700 | 68,923 |
| Technical Olympic | 1,000 | 3,497 |
| Titan Cement | 1,579 | 82,871 |
| Viohalco | 3,050 | 35,347 |
| | | **2,259,368** |
| **Hong Kong−1.6%** | | |
| ASM Pacific Technology | 4,500 | 23,338 |
| Bank of East Asia | 43,791 | 211,350 |
| BOC Hong Kong Holdings | 105,000 | 234,825 |
| Cathay Pacific Airways | 28,000 | 61,109 |
| Cheung Kong Holdings | 43,000 | 468,674 |
| Cheung Kong Infrastructure Holdings | 13,000 | 38,932 |
| CLP Holdings | 51,288 | 324,989 |
| Esprit Holdings | 29,000 | 280,672 |
| Giordano International | 32,000 | 15,999 |
| Hang Lung Properties | 52,000 | 113,621 |
| Hang Seng Bank | 22,700 | 288,847 |
| Henderson Land Development | 20,000 | 110,536 |
| Hong Kong & China Gas | 101,772 | 233,100 |
| Hong Kong Exchanges & Clearing | 32,000 | 252,948 |
| HongKong Electric Holdings | 38,500 | 181,112 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Hong Kong (continued)** | | |
| Hopewell Holdings | 18,000 | 53,443 |
| Hutchison Telecommunications International | 37,000 | 71,239 |
| Hutchison Whampoa | 62,800 a | 557,352 |
| Hysan Development | 18,000 | 45,346 |
| Johnson Electric Holdings | 38,900 | 30,499 |
| Kerry Properties | 13,500 | 49,799 |
| Kingboard Chemical Holdings | 17,000 | 60,634 |
| Li & Fung | 66,600 | 173,343 |
| Link REIT | 57,500 | 118,396 |
| Melco International Development | 21,000 | 51,284 |
| MTR | 43,000 | 103,130 |
| New World Development | 69,191 | 118,457 |
| Orient Overseas International | 6,300 | 27,491 |
| PCCW | 114,207 | 70,019 |
| Shangri-La Asia | 36,000 | 78,105 |
| Shun TAK Holdings | 24,000 | 31,711 |
| Sino Land | 36,664 | 63,807 |
| Solomon Systech International | 32,000 | 5,594 |
| Sun Hung Kai Properties | 40,699 | 444,641 |
| Swire Pacific, Cl. A | 28,000 | 295,826 |
| Techtronic Industries | 33,500 | 47,450 |
| Television Broadcasts | 8,000 | 46,014 |
| Texwinca Holdings | 8,000 | 5,244 |
| Wharf Holdings | 32,171 | 108,956 |
| Wing Hang Bank | 5,000 | 48,585 |
| Yue Yuen Industrial Holdings | 13,800 | 41,771 |
| | | **5,588,188** |
| **Ireland−.9%** | | |
| Allied Irish Banks | 25,620 | 698,147 |
| Bank of Ireland | 1,092 | 22,008 |
| Bank of Ireland | 27,448 | 552,474 |
| C & C Group | 8,690 | 144,411 |
| CRH | 15,851 | 558,792 |
| DCC | 2,056 | 55,633 |
| Depfa Bank | 9,770 | 164,104 |
| Elan | 12,285 a | 180,947 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Ireland (continued)** | | |
| Fyffes | 6,620 | 14,364 |
| Grafton Group (Units) | 6,365 | 93,426 |
| Greencore Group | 4,695 | 23,970 |
| Iaws Group | 2,816 | 62,000 |
| Independent News & Media | 15,907 | 53,397 |
| Irish Life & Permanent | 7,750 | 190,415 |
| Kerry Group, Cl. A | 3,503 | 84,637 |
| Kingspan Group | 3,340 | 70,936 |
| Paddy Power | 1,369 | 25,598 |
| Ryanair Holdings | 2,000 [a] | 22,591 |
| | | **3,017,850** |
| **Italy—3.7%** | | |
| Alleanza Assicurazioni | 12,140 | 143,715 |
| Arnoldo Mondadori Editore | 3,398 | 33,092 |
| Assicurazioni Generali | 27,901 | 1,107,160 |
| Autogrill | 2,438 | 41,915 |
| Autostrade | 8,133 | 240,517 |
| Banca Intesa | 114,311 | 781,299 |
| Banca Intesa (RNC) | 28,094 | 186,281 |
| Banca Monte dei Paschi di Siena | 31,965 | 196,241 |
| Banca Popolare di Milano | 12,511 | 185,074 |
| Banche Popolari Unite | 10,233 | 280,809 |
| Banco Popolare di Verona e Novara | 10,570 | 284,526 |
| Benetton Group | 1,630 | 30,874 |
| Bulgari | 4,688 | 65,520 |
| Capitalia | 47,958 | 423,888 |
| Enel | 125,789 | 1,207,342 |
| ENI | 75,643 | 2,281,404 |
| Fiat | 15,520 | 273,958 |
| Finmeccanica | 8,893 | 213,731 |
| Fondiaria-SAI | 2,258 | 100,524 |
| Gruppo Editoriale L'Espresso | 5,319 | 26,748 |
| Italcementi | 2,055 | 54,425 |
| Lottomatica | 1,485 | 54,208 |
| Luxottica Group | 3,847 | 119,660 |
| Mediaset | 21,825 | 244,857 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Italy (continued)** | | |
| Mediobanca | 13,610 | 316,154 |
| Mediolanum | 7,372 | 58,055 |
| Pirelli & C | 72,347 | 66,069 |
| Sanpaolo IMI | 32,586 | 695,820 |
| Seat Pagine Gialle | 102,684 | 57,208 |
| Snam Rete Gas | 26,480 | 134,853 |
| Telecom Italia | 312,451 | 947,142 |
| Telecom Italia (RNC) | 177,442 | 448,427 |
| Terna | 33,756 | 102,541 |
| Tiscali | 8,086 [a] | 24,511 |
| UniCredito Italiano | 226,948 | 1,881,375 |
| | | **13,309,923** |
| **Japan—22.8%** | | |
| 77 Bank | 8,000 | 52,512 |
| Access | 6 [a] | 39,896 |
| Acom | 2,020 | 77,590 |
| Aderans | 1,000 | 23,132 |
| Advantest | 4,800 | 242,141 |
| Aeon | 16,500 | 388,012 |
| Aeon Credit Service | 2,160 | 48,213 |
| Aiful | 2,025 | 69,831 |
| Aisin Seiki | 5,800 | 178,225 |
| Ajinomoto | 18,800 | 217,117 |
| Alfresa Holdings | 700 | 40,929 |
| All Nippon Airways | 18,000 | 70,368 |
| Alps Electric | 4,400 | 43,979 |
| Amada | 10,000 | 99,099 |
| Amano | 1,800 | 24,183 |
| Aoyama Trading | 1,600 | 49,029 |
| Arrk | 1,500 | 20,038 |
| Asahi Breweries | 11,200 | 159,365 |
| Asahi Glass | 27,800 | 319,633 |
| Asatsu-DK | 1,000 | 29,277 |
| Ashai Kasei | 36,900 | 235,281 |
| Asics | 4,000 | 53,502 |
| Astellas Pharma | 15,679 | 705,291 |

## Common Stocks (continued)

| | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Autobacs Seven | 700 | 25,334 |
| Bank of Fukuoka | 17,000 | 135,530 |
| Bank of Kyoto | 7,000 | 71,760 |
| Bank of Yokohama | 34,000 | 262,353 |
| Benesse | 1,700 | 60,945 |
| Bridgestone | 17,300 | 360,309 |
| Canon | 31,050 | 1,661,760 |
| Canon Marketing Japan | 2,000 | 47,288 |
| Casio Computer | 7,000 | 141,309 |
| Central Glass | 6,000 | 33,238 |
| Central Japan Railway | 46 | 494,729 |
| Chiba Bank | 23,000 | 205,745 |
| Chiyoda | 5,000 | 90,478 |
| Chubu Electric Power | 19,500 | 539,286 |
| Chugai Pharmaceutical | 8,128 | 166,508 |
| Circle K Sunkus | 1,000 | 19,035 |
| Citizen Watch | 10,400 | 86,197 |
| COCA-COLA WEST HOLDINGS | 1,600 | 29,841 |
| COMSYS Holdings | 3,000 | 31,702 |
| Credit Saison | 4,900 | 176,919 |
| CSK HOLDINGS | 2,100 | 93,389 |
| Dai Nippon Printing | 17,800 | 264,520 |
| Daicel Chemical Industries | 8,000 | 53,058 |
| Daido Steel | 10,200 | 66,430 |
| Daifuku | 2,000 | 26,017 |
| Daiichi Sankyo | 21,483 | 638,136 |
| Daikin Industries | 6,600 | 185,908 |
| Daimaru | 6,000 | 71,802 |
| Dainippon Ink and Chemicals | 18,000 | 67,910 |
| Dainippon Screen Manufacturing | 7,000 | 58,316 |
| Daito Trust Construction | 2,300 | 121,130 |
| Daiwa House Industry | 16,400 | 295,369 |
| Daiwa Securities Group | 36,000 | 407,767 |
| Denki Kagaku Kogyo | 13,600 | 51,658 |
| Denso | 15,500 | 590,073 |
| Dentsu | 55 | 151,167 |
| Dowa Holdings | 9,000 | 75,592 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Dowa Holdings (Rights) | 7,000 [b] | 0 |
| eAccess | 41 | 23,623 |
| East Japan Railway | 100 | 698,220 |
| Ebara | 9,000 | 35,107 |
| EDION | 1,900 | 27,327 |
| Eisai | 7,200 | 368,128 |
| Electric Power Development | 4,380 | 182,072 |
| Elpida Memory | 2,600 [a] | 121,173 |
| FamilyMart | 2,100 | 56,822 |
| Fanuc | 5,100 | 441,851 |
| Fast Retailing | 1,500 | 141,735 |
| Fuji Electric Holdings | 16,000 | 86,859 |
| Fuji Film Holdings | 14,300 | 529,743 |
| FUJI SOFT | 1,100 | 27,651 |
| Fuji Television Network | 11 | 22,910 |
| Fujikura | 10,000 | 106,782 |
| Fujitsu | 54,800 | 446,240 |
| Furukawa Electric | 18,000 | 128,292 |
| Glory | 1,700 | 31,053 |
| Goodwill Group | 30 | 17,336 |
| Gunma Bank | 11,000 | 76,710 |
| Gunze | 5,000 | 26,247 |
| Hakuhodo DY Holdings | 700 | 41,048 |
| Hankyu Department Stores | 4,000 | 32,811 |
| Hankyu Hashin Holdings | 36,000 | 215,714 |
| Haseko | 21,500 [a] | 73,774 |
| Hikari Tsushin | 700 | 36,806 |
| Hino Motors | 7,000 | 34,535 |
| Hirose Electric | 800 | 106,526 |
| Hitachi | 98,900 | 569,822 |
| Hitachi Cable | 5,000 | 25,522 |
| Hitachi Capital | 1,000 | 19,717 |
| Hitachi Chemical | 3,200 | 82,762 |
| Hitachi Construction Machinery | 2,500 | 59,323 |
| Hitachi High-Technologies | 1,600 | 47,527 |
| Hokkaido Electric Power | 5,100 | 121,454 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Hokuhoku Financial Group | 38,000 | 141,419 |
| Honda Motor | 45,420 | 1,605,043 |
| House Foods | 1,620 | 26,384 |
| Hoya | 11,800 | 455,260 |
| Ibiden | 4,000 | 209,295 |
| Index Holdings | 27 | 18,621 |
| INPEX Holdings | 25 [a] | 204,003 |
| Isetan | 5,400 | 94,951 |
| Ishikawajima-Harima Heavy Industries | 32,000 | 107,618 |
| Ito En | 1,600 | 50,668 |
| Itochu | 44,500 | 354,010 |
| Itochu Techno-Solutions | 800 | 44,659 |
| Jafco | 1,000 | 51,556 |
| Japan Airlines | 25,600 | 48,729 |
| Japan Prime Realty Investment | 11 | 34,646 |
| Japan Real Estate Investment | 12 | 109,598 |
| Japan Retail Fund Investment | 11 | 84,973 |
| Japan Steel Works | 9,000 | 60,151 |
| Japan Tobacco | 132 | 574,623 |
| JFE Holdings | 16,360 | 656,327 |
| JGC | 6,000 | 93,261 |
| Joyo Bank | 18,462 | 107,631 |
| JS Group | 7,424 | 152,086 |
| JSR | 5,500 | 138,022 |
| JTEKT | 5,900 | 122,628 |
| Kajima | 24,800 | 118,332 |
| Kaken Pharmaceutical | 2,000 | 13,623 |
| Kamigumi | 6,400 | 52,389 |
| Kaneka | 9,000 | 86,808 |
| Kansai Electric Power | 22,599 | 532,399 |
| Kansai Paint | 7,000 | 58,495 |
| Kao | 15,000 | 393,069 |
| Katokichi | 3,700 | 28,929 |
| Kawasaki Heavy Industries | 36,000 | 132,747 |
| Kawasaki Kisen Kaisha | 14,000 | 99,424 |
| KDDI | 72 | 448,022 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Keihin Electric Express Railway | 11,000 | 78,307 |
| Keio | 14,000 | 93,210 |
| Keisei Electric Railway | 10,000 | 60,774 |
| Keyence | 1,114 | 246,277 |
| Kikkoman | 4,000 | 45,069 |
| Kinden | 3,000 | 22,355 |
| Kintetsu | 45,354 | 140,140 |
| Kirin Brewery | 22,000 | 292,194 |
| KK DaVinci Advisors | 26 [a] | 28,407 |
| Kobe Steel | 80,000 | 244,462 |
| Kokuyo | 2,400 | 37,018 |
| Komatsu | 26,600 | 479,075 |
| Komori | 2,000 | 38,325 |
| Konami | 2,600 | 71,683 |
| Konica Minolta Holdings | 13,500 | 179,531 |
| Kose | 880 | 26,440 |
| Kubota | 33,000 | 288,157 |
| Kuraray | 11,500 | 129,965 |
| Kurita Water Industries | 2,900 | 59,161 |
| Kyocera | 4,800 | 429,790 |
| Kyowa Hakko Kogyo | 10,000 | 76,821 |
| Kyushu Electric Power | 10,800 | 252,128 |
| Lawson | 1,800 | 60,996 |
| Leopalace21 | 3,500 | 131,450 |
| Mabuchi Motor | 700 | 40,749 |
| Makita | 3,000 | 89,113 |
| Marubeni | 44,000 | 224,967 |
| Marui | 8,300 | 111,441 |
| Matsui Securities | 2,900 | 25,496 |
| Matsumotokiyoshi | 1,100 | 26,525 |
| Matsushita Electric Industrial | 57,195 | 1,193,648 |
| Matsushita Electric Works | 9,000 | 100,866 |
| Mediceo Paltac Holdings | 4,700 | 93,073 |
| Meiji Dairies | 7,000 | 45,888 |
| Meiji Seika Kaisha | 9,000 | 45,632 |
| Meitec | 1,000 | 31,497 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Millea Holdings | 21,400 | 807,375 |
| Minebea | 9,000 | 54,774 |
| Mitsubishi | 39,500 | 761,982 |
| Mitsubishi Chemical Holdings | 32,600 | 208,141 |
| Mitsubishi Electric | 57,000 | 496,266 |
| Mitsubishi Estate | 34,000 | 812,599 |
| Mitsubishi Gas Chemical | 12,000 | 114,105 |
| Mitsubishi Heavy Industries | 94,700 | 421,949 |
| Mitsubishi Logistics | 4,000 | 65,349 |
| Mitsubishi Materials | 30,000 | 118,049 |
| Mitsubishi Rayon | 15,000 | 94,490 |
| Mitsubishi UFJ Financial Group | 250 | 3,136,870 |
| Mitsubishi UFJ Securities | 7,000 | 85,442 |
| Mitsui & Co. | 45,400 | 618,871 |
| Mitsui Chemicals | 18,000 | 123,375 |
| Mitsui Engineering & Shipbuilding | 20,000 | 74,431 |
| Mitsui Fudosan | 25,000 | 614,570 |
| Mitsui Mining & Smelting | 15,000 | 72,468 |
| Mitsui OSK Lines | 32,000 | 266,314 |
| Mitsui Sumitomo Insurance | 35,230 | 437,537 |
| Mitsui Trust Holdings | 18,380 | 216,032 |
| Mitsukoshi | 12,000 | 61,457 |
| Mitsumi Electric | 2,000 | 29,277 |
| Mizuho Financial Group | 279 | 2,169,510 |
| Murata Manufacturing | 5,800 | 404,968 |
| Namco Bandai Holdings | 5,650 | 89,653 |
| NEC | 59,800 | 307,282 |
| NEC Electronics | 1,100 [a] | 35,116 |
| NET One Systems | 14 | 21,390 |
| NGK Insulators | 7,000 | 94,823 |
| NGK Spark Plug | 5,000 | 105,203 |
| NHK Spring | 4,000 | 44,147 |
| Nichirei | 7,000 | 37,344 |
| Nidec | 3,100 | 236,823 |
| Nikko Cordial | 25,000 | 298,963 |
| Nikon | 8,600 | 176,544 |
| Nintendo | 2,950 | 602,313 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Nippon Building Fund | 13 | 139,815 |
| Nippon Electric Glass | 6,390 | 137,449 |
| Nippon Express | 22,000 | 118,868 |
| Nippon Kayaku | 4,000 | 32,265 |
| Nippon Light Metal | 10,400 | 25,655 |
| Nippon Meat Packers | 5,000 | 55,183 |
| Nippon Mining Holdings | 25,800 | 192,473 |
| Nippon Oil | 35,800 | 265,853 |
| Nippon Paper Group | 25 | 89,411 |
| Nippon Sheet Glass | 10,000 | 44,812 |
| Nippon Shokubai | 4,000 | 42,781 |
| Nippon Steel | 179,100 | 727,682 |
| Nippon Telegraph & Telephone | 152 | 764,184 |
| Nippon Yusen | 31,800 | 206,019 |
| Nishi-Nippon City Bank | 16,000 | 75,797 |
| Nishimatsu Construction | 6,000 | 20,691 |
| Nissan Chemical Industries | 4,000 | 51,453 |
| Nissan Motor | 66,100 | 790,458 |
| Nisshin Seifun Group | 5,300 | 55,554 |
| Nisshin Steel | 22,000 | 67,978 |
| Nisshinbo Industries | 5,000 | 50,702 |
| Nissin Food Products | 2,400 | 72,314 |
| Nitori | 1,000 | 40,459 |
| Nitto Denko | 4,700 | 267,586 |
| NOK | 2,900 | 75,993 |
| Nomura Holdings | 51,600 | 909,513 |
| Nomura Real Estate Office Fund | 8 | 67,671 |
| Nomura Research Institute | 600 | 87,371 |
| NSK | 13,000 | 108,745 |
| NTN | 11,000 | 90,419 |
| NTT Data | 38 | 189,100 |
| NTT DoCoMo | 547 | 835,756 |
| NTT Urban Development | 6 | 51,726 |
| Obayashi | 18,000 | 117,844 |
| Obic | 200 | 42,371 |
| Odakyu Electric Railway | 18,000 | 110,315 |
| OJI Paper | 20,000 | 105,843 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Oki Electric Industry | 14,000 | 32,982 |
| OKUMA | 4,000 | 38,274 |
| Okumura | 5,000 | 25,223 |
| Olympus | 7,000 | 222,270 |
| Omron | 6,800 | 175,289 |
| Onward Kashiyama | 4,000 | 54,765 |
| Oracle Japan | 900 | 41,868 |
| Oriental Land | 1,400 | 79,109 |
| ORIX | 2,640 | 742,504 |
| Osaka Gas | 56,000 | 201,716 |
| OSG | 2,300 | 33,846 |
| OTSUKA | 400 | 43,839 |
| Park24 | 2,800 | 40,678 |
| Pioneer | 3,900 | 61,951 |
| Promise | 2,200 | 79,433 |
| QP | 2,700 | 23,876 |
| Rakuten | 168 | 74,568 |
| Resona Holdings | 130 | 395,032 |
| Ricoh | 20,000 | 394,349 |
| Rinnai | 900 | 25,505 |
| Rohm | 3,200 | 293,901 |
| Round One | 9 | 36,721 |
| Ryohin Keikaku | 800 | 58,726 |
| Sanken Electric | 3,000 | 35,031 |
| Sankyo | 1,400 | 71,341 |
| Santen Pharmaceutical | 2,100 | 54,671 |
| Sanwa Shutter | 5,200 | 29,738 |
| Sanyo Electric | 45,000 [a] | 86,040 |
| Sapporo Hokuyo Holdings | 8 | 79,894 |
| Sapporo Holdings | 9,000 | 46,093 |
| SBI E*trade Securities | 40 | 41,996 |
| SBI Holdings | 302 | 110,071 |
| Secom | 6,000 | 299,603 |
| Sega Sammy Holdings | 4,984 | 125,073 |
| Seiko Epson | 3,900 | 98,370 |
| Seino Holdings | 4,000 | 43,498 |
| Sekisui Chemical | 13,000 | 114,737 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Sekisui House | 15,000 | 236,738 |
| Seven & I Holdings | 24,160 | 773,334 |
| SFCG | 130 | 24,002 |
| Sharp | 29,000 | 516,111 |
| Shimachu | 1,400 | 40,032 |
| Shimamura | 600 | 64,786 |
| Shimano | 2,100 | 58,435 |
| Shimizu | 16,000 | 94,780 |
| Shin-Etsu Chemical | 11,400 | 746,345 |
| Shinko Electric Industries | 1,700 | 45,273 |
| Shinko Securities | 12,000 | 46,400 |
| Shinsei Bank | 41,000 | 236,226 |
| Shionogi & Co. | 9,000 | 180,146 |
| Shiseido | 11,000 | 214,075 |
| Shizuoka Bank | 17,400 | 185,651 |
| Showa Denko | 32,000 | 139,303 |
| Showa Shell Sekiyu | 4,800 | 53,713 |
| SMC | 1,500 | 204,601 |
| Softbank | 21,700 | 474,175 |
| Sojitz | 10,900 [a] | 36,099 |
| Sompo Japan Insurance | 25,000 | 332,039 |
| Sony | 29,180 | 1,207,998 |
| Stanley Electric | 4,500 | 89,113 |
| SUMCO | 1,400 | 99,424 |
| Sumitomo | 31,000 | 406,965 |
| Sumitomo Bakelite | 5,000 | 37,856 |
| Sumitomo Chemical | 43,000 | 306,107 |
| Sumitomo Electric Industries | 21,400 | 302,492 |
| Sumitomo Heavy Industries | 17,000 | 145,397 |
| Sumitomo Metal Industries | 118,000 | 443,174 |
| Sumitomo Metal Mining | 15,000 | 196,791 |
| Sumitomo Mitsui Financial Group | 178 | 1,944,774 |
| Sumitomo Osaka Cement | 11,000 | 32,299 |
| Sumitomo Realty & Development | 11,000 | 364,304 |
| Sumitomo Rubber Industries | 5,000 | 57,317 |
| Sumitomo Titanium | 600 | 71,137 |
| Sumitomo Trust & Banking | 37,000 | 397,303 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Suruga Bank | 5,000 | 62,055 |
| Suzuken | 2,020 | 70,693 |
| T & D Holdings | 6,900 | 503,564 |
| Taiheiyo Cement | 25,000 | 100,294 |
| Taisei | 27,000 | 91,725 |
| Taisho Pharmaceutical | 5,000 | 89,625 |
| Taiyo Nippon Sanso | 7,000 | 61,423 |
| Taiyo Yuden | 3,100 | 47,682 |
| Takara Holdings | 5,000 | 31,198 |
| Takashimaya | 8,000 | 117,315 |
| Takeda Pharmaceutical | 25,900 | 1,660,271 |
| Takefuji | 3,060 | 110,746 |
| Tanabe Seiyaku | 6,000 | 73,748 |
| TDK | 3,600 | 281,166 |
| Teijin | 25,000 | 139,345 |
| Terumo | 4,900 | 197,832 |
| THK | 3,600 | 91,417 |
| TIS | 800 | 17,720 |
| Tobu Railway | 22,000 | 108,164 |
| Toda | 5,000 | 21,937 |
| Toho | 4,300 | 81,115 |
| Toho Titanium | 800 | 44,932 |
| Tohoku Electric Power | 12,100 | 267,500 |
| Tokai Rika | 1,600 | 31,958 |
| Tokuyama | 6,000 | 75,387 |
| Tokyo Broadcasting System | 500 | 11,481 |
| Tokyo Electric Power | 35,472 | 1,029,446 |
| Tokyo Electron | 4,800 | 358,090 |
| Tokyo Gas | 66,000 | 336,324 |
| Tokyo Seimitsu | 900 | 43,404 |
| Tokyo Steel Manufacturing | 3,500 | 53,536 |
| Tokyo Style | 2,000 | 22,125 |
| Tokyo Tatemono | 8,000 | 95,327 |
| Tokyu | 29,820 | 201,591 |
| Tokyu Land | 11,000 | 106,287 |
| TonenGeneral Sekiyu | 8,000 | 76,070 |
| Toppan Printing | 17,000 | 186,027 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Japan (continued)** | | |
| Toray Industries | 40,000 | 287,824 |
| Toshiba | 85,000 | 536,896 |
| Tosoh | 13,000 | 54,927 |
| TOTO | 8,000 | 79,075 |
| Toyo Seikan Kaisha | 4,600 | 89,130 |
| Toyo Suisan Kaisha | 3,000 | 43,763 |
| Toyobo | 18,200 | 48,003 |
| Toyoda Gosei | 1,900 | 44,031 |
| Toyota Industries | 5,800 | 252,486 |
| Toyota Motor | 83,814 | 4,957,800 |
| Toyota Tsusho | 5,500 | 161,495 |
| Trend Micro | 2,500 | 80,022 |
| Ube Industries | 24,600 | 72,442 |
| Uni-Charm | 1,100 | 61,124 |
| Uniden | 2,000 | 19,205 |
| UNY | 5,000 | 62,695 |
| Ushio | 3,100 | 64,432 |
| USS | 650 | 41,168 |
| Wacoal Holdings | 3,000 | 36,208 |
| West Japan Railway | 51 | 217,660 |
| Yahoo! Japan | 433 | 168,166 |
| Yakult Honsha | 2,900 | 77,726 |
| Yamada Denki | 2,500 | 248,389 |
| Yamaha | 4,800 | 102,428 |
| Yamaha Motor | 5,500 | 150,228 |
| Yamato Holdings | 10,400 | 162,096 |
| Yamazaki Baking | 3,000 | 31,061 |
| Yaskawa Electric | 5,000 | 53,263 |
| Yokogawa Electric | 5,600 | 76,719 |
| Zeon | 5,000 | 50,531 |
| | | **81,050,122** |
| **Luxembourg—.0%** | | |
| Oriflame Cosmetics | 1,080 | **39,034** |
| **Netherlands—3.8%** | | |
| ABN AMRO Holding | 52,789 | 1,539,570 |
| Aegon | 42,060 | 773,576 |
| Akzo Nobel | 7,999 | 448,606 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Netherlands (continued)** | | |
| ASML Holding | 13,720 [a] | 313,806 |
| Buhrmann | 2,895 | 45,006 |
| Corio | 1,094 | 79,451 |
| Euronext | 2,558 | 256,295 |
| European Aeronautic Defence and Space | 9,775 | 265,122 |
| Fugro | 1,500 | 64,826 |
| Getronics | 2,893 | 19,718 |
| Hagemeyer | 13,187 [a] | 67,662 |
| Heineken | 6,938 | 314,452 |
| ING Groep | 54,440 | 2,411,807 |
| Koninklijke Ahold | 45,712 [a] | 481,342 |
| Koninklijke DSM | 4,324 | 197,081 |
| Koninklijke Philips Electronics | 36,410 | 1,271,936 |
| Mittal Steel | 20,313 | 872,427 |
| OCE | 2,320 | 35,445 |
| Qiagen | 3,966 [a] | 62,617 |
| Randstad Holdings | 1,316 | 82,892 |
| Reed Elsevier | 20,219 | 347,614 |
| Rodamco Europe | 1,489 | 172,279 |
| Royal KPN | 56,610 | 756,501 |
| Royal Numico | 5,110 | 228,471 |
| SBM Offshore | 3,860 | 114,250 |
| STMicroelectronics | 19,289 | 333,594 |
| TNT | 12,160 | 468,096 |
| Unilever | 49,951 | 1,231,746 |
| Vedior | 4,566 | 83,513 |
| Wereldhave | 597 | 68,464 |
| Wolters Kluwer | 8,351 | 229,591 |
| | | **13,637,756** |
| **New Zealand—.2%** | | |
| Auckland International Airport | 28,102 | 38,384 |
| Contact Energy | 8,448 | 42,140 |
| Fisher & Paykel Appliances Holdings | 7,958 | 20,247 |
| Fisher & Paykel Healthcare | 14,548 | 40,716 |
| Fletcher Building | 13,279 | 84,464 |
| Kiwi Income Property Trust (Units) | 22,811 | 20,771 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **New Zealand (continued)** | | |
| Sky City Entertainment Group | 12,052 | 41,558 |
| Sky Network Television | 4,754 | 18,080 |
| Telecom of New Zealand | 59,057 | 184,659 |
| Tower | 8,986 a | 20,817 |
| Vector | 3,522 | 5,943 |
| Warehouse Group | 2,700 | 11,606 |
| | | **529,385** |
| **Norway—.8%** | | |
| Acergy | 5,291 a | 95,653 |
| Aker Kvaerner ASA | 800 | 83,168 |
| DET Norske Oljeselskap | 21,040 | 35,062 |
| DNB NOR | 19,002 | 248,675 |
| Frontline | 1,500 | 56,700 |
| Norsk Hydro | 20,927 | 480,707 |
| Norske Skogindustrier | 4,380 | 68,972 |
| Ocean RIG | 5,000 a | 32,870 |
| Orkla | 5,324 | 272,673 |
| Pan Fish | 76,864 a | 60,166 |
| Petroleum Geo-Services | 1,510 a | 87,840 |
| ProSafe | 1,050 | 67,100 |
| Schibsted | 1,430 | 43,287 |
| SeaDrill | 6,347 a | 89,951 |
| Statoil | 19,297 | 487,518 |
| Stolt-Nielsen | 950 | 27,305 |
| Storebrand | 6,450 | 76,028 |
| Tandberg | 3,000 | 34,628 |
| Tandberg Television | 2,300 a | 23,805 |
| Telenor | 21,786 | 343,896 |
| TGS Nopec Geophysical | 2,800 a | 49,870 |
| Tomra Systems | 3,950 | 26,541 |
| Yara International | 5,574 | 97,573 |
| | | **2,889,988** |
| **Portugal—.3%** | | |
| Banco BPI | 7,721 | 58,635 |
| Banco Comercial Portugues | 64,935 | 211,343 |
| Banco Espirito Santo | 6,241 | 98,934 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Portugal (continued)** | | |
| Brisa-Auto Estradas de Portugal | 8,471 | 93,632 |
| Cimpor-Cimentos de Portugal | 6,029 | 42,477 |
| Energias de Portugal | 59,796 | 268,649 |
| Jeronimo Martins | 1,205 | 23,070 |
| Portugal Telecom | 23,457 | 292,208 |
| PT Multimedia Servicos de Telecomunicacoes e Multimedia | 2,390 | 28,980 |
| Sonae | 20,060 | 38,149 |
| Sonae Industria | 2,150 ᵃ | 20,883 |
| | | **1,176,960** |
| **Singapore−.9%** | | |
| Allgreen Properties | 6,000 | 6,512 |
| Ascendas Real Estate Investment Trust | 25,700 | 35,815 |
| CapitaLand | 34,000 | 118,999 |
| CapitaMall Trust | 19,000 | 31,603 |
| Chartered Semiconductor Manufacturing | 24,000 ᵃ | 18,341 |
| City Developments | 14,000 | 98,899 |
| ComfortDelgro | 49,700 | 52,025 |
| Cosco Singapore | 22,000 | 27,126 |
| Creative Technology | 750 | 5,009 |
| DBS Group Holdings | 33,059 | 433,101 |
| Fraser & Neave | 22,150 | 63,158 |
| Haw Par | 1,658 | 7,187 |
| Jardine Cycle & Carriage | 4,422 | 35,214 |
| Keppel | 16,500 | 167,421 |
| Keppel Land | 10,000 | 35,321 |
| Neptune Orient Lines | 14,000 | 18,251 |
| Noble Group | 29,000 | 21,604 |
| Olam International | 13,000 | 15,946 |
| Oversea-Chinese Banking | 70,942 | 318,912 |
| Parkway Holdings | 14,000 | 24,904 |
| SembCorp Industries | 23,254 | 54,657 |
| SembCorp Marine | 15,000 | 32,945 |
| Singapore Airlines | 16,000 | 156,183 |
| Singapore Exchange | 21,000 | 60,688 |
| Singapore Land | 5,000 | 27,293 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Singapore (continued)** | | |
| Singapore Petroleum | 3,000 | 8,747 |
| Singapore Post | 31,000 | 19,908 |
| Singapore Press Holdings | 42,075 | 112,946 |
| Singapore Technologies Engineering | 41,000 | 77,937 |
| Singapore Telecommunications | 210,951 | 359,002 |
| SMRT | 8,000 | 5,754 |
| STATS ChipPAC | 26,000 [a] | 16,447 |
| Suntec Real Estate Investment Trust | 19,000 | 18,913 |
| United Overseas Bank | 33,112 | 376,381 |
| UOL Group | 15,111 | 38,817 |
| Venture | 7,000 | 64,284 |
| Want Want Holdings | 14,000 | 25,060 |
| Wing Tai Holdings | 16,000 | 21,064 |
| | | **3,012,374** |
| **Spain—4.1%** | | |
| Abertis Infraestructuras | 6,873 | 186,062 |
| Acciona | 774 | 136,330 |
| Acerinox | 5,110 | 120,008 |
| ACS-Actividades de Construccion y Servicios | 6,995 | 351,141 |
| Altadis | 7,684 | 367,780 |
| Antena 3 de Television | 2,196 | 47,593 |
| Banco Bilbao Vizcaya Argentaria | 98,513 | 2,378,945 |
| Banco Popular Espanol | 24,263 | 420,547 |
| Banco Santander Central Hispano | 172,512 | 2,985,718 |
| Cintra Concesiones de Infraestructuras de Transporte | 6,164 | 94,488 |
| Corporacion Mapfre | 14,795 | 65,526 |
| Ebro Puleva | 2,437 | 54,122 |
| Endesa | 27,762 | 1,230,978 |
| Fadesa Inmobiliaria | 1,305 | 57,981 |
| Fomento de Construcciones y Contratas | 1,281 | 111,671 |
| Gamesa Corp Tecnologica | 4,635 | 106,427 |
| Gas Natural SDG | 4,966 | 197,250 |
| Grupo Ferrovial | 1,813 | 167,535 |
| Iberdrola | 23,657 | 1,085,496 |
| Iberia Lineas Aereas de Espana | 12,494 | 39,229 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Spain (continued)** | | |
| Inditex | 6,467 | 309,201 |
| Indra Sistemas | 3,330 | 73,954 |
| NH Hoteles | 1,765 | 36,360 |
| Promotora de Informaciones | 2,270 | 37,057 |
| Repsol YPF | 26,737 | 887,270 |
| Sacyr Vallehermoso | 2,795 | 142,910 |
| Sociedad General de Aguas de Barcelona (Rights) | 1,687 [a] | 560 |
| Sociedad General de Aguas de Barcelona, Cl. A | 1,687 | 59,235 |
| Sogecable | 1,167 [a] | 37,461 |
| Telefonica | 129,568 | 2,497,149 |
| Union Fenosa | 4,113 | 208,935 |
| Zeltia | 4,464 [a] | 32,647 |
| | | **14,527,566** |
| **Sweden−2.4%** | | |
| Alfa Laval | 2,600 | 96,311 |
| Assa Abloy, Cl. B | 9,402 | 180,973 |
| Atlas Copco, Cl. A | 9,966 | 291,194 |
| Atlas Copco, Cl. B | 6,000 | 171,158 |
| Axfood | 920 | 30,194 |
| Billerud | 1,600 | 24,926 |
| Boliden | 8,000 | 176,697 |
| Castellum | 4,400 | 52,704 |
| D Carnegie | 1,570 | 30,002 |
| Electrolux, Cl. B | 7,527 | 137,847 |
| Elekta, Cl. B | 2,800 | 58,160 |
| Eniro | 4,973 | 59,568 |
| Getinge, Cl. B | 5,400 | 95,529 |
| Hennes & Mauritz, Cl. B | 13,916 | 600,276 |
| Hoganas, Cl. B | 800 | 20,550 |
| Holmen, Cl. B | 1,632 | 71,866 |
| Husqvarna, Cl. B | 7,617 [a] | 93,348 |
| Kungsleden | 3,880 | 49,028 |
| Lundin Petroleum | 6,300 [a] | 69,793 |
| Modern Times Group, Cl. B | 1,400 | 80,649 |
| Nobia | 1,300 | 46,085 |
| Nordea Bank | 60,624 | 835,307 |
| OMX | 2,650 | 48,164 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Sweden (continued)** | | |
| Sandvik | 29,770 | 363,808 |
| SAS | 2,050 a | 29,452 |
| Scania, Cl. B | 2,791 | 191,119 |
| Securitas Direct, Cl. B | 8,604 a | 26,212 |
| Securitas Systems, Cl. B | 8,604 a | 28,714 |
| Securitas, Cl. B | 8,604 | 113,189 |
| Skandinaviska Enskilda Banken, Cl. A | 13,243 | 370,439 |
| Skanska, Cl. B | 10,499 | 187,186 |
| SKF, Cl. B | 11,232 | 180,813 |
| Ssab Svenskt Stal, Ser. A | 4,270 | 90,764 |
| Ssab Svenskt Stal, Ser. B | 2,100 | 41,876 |
| Svenska Cellulosa, Cl. B | 5,314 | 243,940 |
| Svenska Handelsbanken, Cl. A | 14,815 | 383,638 |
| Swedish Match | 8,364 | 133,775 |
| Tele2, Cl. B | 8,406 | 88,467 |
| Telefonaktiebolaget LM Ericsson, Cl. B | 431,228 | 1,636,199 |
| Telelogic | 8,000 a | 14,845 |
| TeliaSonera | 54,168 | 393,805 |
| Trelleborg, Cl. B | 2,370 | 49,885 |
| Volvo, Cl. A | 2,632 | 169,844 |
| Volvo, Cl. B | 6,156 | 384,889 |
| Wihlborgs Fastigheter | 1,068 | 18,930 |
| Wihlborgs Fastigheter | 2,623 | 61,204 |
| | | **8,523,322** |
| **Switzerland−6.9%** | | |
| ABB | 57,630 | 857,141 |
| Adecco | 3,909 | 241,514 |
| Ciba Specialty Chemicals | 1,924 | 117,790 |
| Clariant | 6,521 | 90,173 |
| Compagnie Financiere Richemont, Cl. A | 15,261 | 755,167 |
| Credit Suisse Group | 34,451 | 2,077,280 |
| Geberit | 120 | 156,385 |
| Givaudan | 191 | 158,162 |
| Holcim | 5,895 | 506,159 |
| Kudelski | 991 | 30,554 |
| Kuehne & Nagel International | 1,510 | 103,795 |
| Kuoni Reisen Holding | 70 | 38,212 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Switzerland (continued)** | | |
| Logitech International | 4,838 [a] | 127,188 |
| Lonza Group | 1,188 | 91,690 |
| Micronas Semiconductor | 647 | 13,108 |
| Nestle | 11,709 | 4,000,744 |
| Nobel Biocare Holding | 705 | 192,992 |
| Novartis | 67,556 | 4,100,557 |
| OC Oerlikon | 203 [a] | 77,073 |
| Phonak Holding | 1,439 | 91,857 |
| PSP Swiss Property | 1,296 | 67,829 |
| Rieter Holding | 140 | 66,350 |
| Roche Holding | 20,391 | 3,568,855 |
| Schindler Holding | 1,330 | 76,399 |
| Serono | 139 | 121,472 |
| SGS | 116 | 123,312 |
| SIG Holding | 176 | 51,434 |
| Straumann Holding | 197 | 44,782 |
| Sulzer | 97 | 85,392 |
| Swatch Group | 1,511 | 60,374 |
| Swatch Group, Cl. B | 891 | 175,858 |
| Swiss Reinsurance | 9,846 | 807,406 |
| Swisscom | 514 | 179,550 |
| Syngenta | 3,142 | 507,479 |
| Synthes | 1,279 | 145,087 |
| UBS | 60,025 | 3,585,527 |
| Zurich Financial Services | 4,229 | 1,045,478 |
| | | **24,540,125** |
| **United Kingdom—23.8%** | | |
| 3i Group | 13,103 | 239,911 |
| Aegis Group | 23,287 | 59,404 |
| Aggreko | 7,330 | 49,699 |
| Alliance Boots | 23,282 | 359,677 |
| Amec | 8,579 | 61,031 |
| Amvescap | 20,809 | 237,929 |
| Anglo American | 41,393 | 1,866,302 |
| ARM Holdings | 38,039 | 85,427 |
| Arriva | 5,438 | 74,157 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **United Kingdom (continued)** | | |
| AstraZeneca | 45,447 | 2,685,309 |
| Aviva | 73,682 | 1,089,107 |
| BAE Systems | 93,491 | 748,013 |
| Balfour Beatty | 11,768 | 90,956 |
| Barclays | 188,005 | 2,536,901 |
| Barratt Developments | 7,146 | 147,604 |
| BBA Group | 13,455 | 68,774 |
| Bellway | 3,418 | 87,811 |
| Berkeley Group Holdings | 2,791 [a] | 76,653 |
| BG Group | 101,295 | 1,343,670 |
| BHP Billiton | 70,946 | 1,368,002 |
| Biffa | 9,792 [a] | 49,771 |
| Bovis Homes Group | 3,340 | 60,262 |
| BP | 577,413 | 6,420,410 |
| Brambles Industries | 19,288 | 181,544 |
| British Airways | 16,439 [a] | 144,068 |
| British American Tobacco | 45,278 | 1,234,034 |
| British Land | 15,290 | 435,970 |
| British Sky Broadcasting | 34,587 | 357,866 |
| Brixton | 6,655 | 68,224 |
| BT Group | 241,357 | 1,280,863 |
| Bunzl | 9,281 | 122,669 |
| Burberry Group | 12,983 | 138,419 |
| Cable & Wireless | 100,100 | 279,692 |
| Cadbury Schweppes | 61,229 | 616,009 |
| Capita Group | 18,165 | 186,738 |
| Carnival | 4,835 | 235,980 |
| Carphone Warehouse Group | 10,279 | 55,579 |
| Cattles | 9,083 | 65,223 |
| Centrica | 106,313 | 671,661 |
| Charter | 4,265 [a] | 74,999 |
| Close Brothers Group | 3,564 | 65,969 |
| Cobham | 33,190 | 121,697 |
| Collins Stewart Tullett | 6,581 | 107,693 |
| Compass Group | 63,762 | 341,116 |
| Cookson Group | 5,084 | 56,239 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **United Kingdom (continued)** | | |
| Corus Group | 25,764 | 229,722 |
| CSR | 3,311 [a] | 47,804 |
| Daily Mail & General Trust, Cl. A | 8,330 | 106,604 |
| Davis Service Group | 4,424 | 41,450 |
| De La Rue | 4,670 | 55,312 |
| Diageo | 81,356 | 1,505,112 |
| DSG International | 52,770 | 218,904 |
| Electrocomponents | 10,893 | 59,938 |
| EMAP | 5,802 | 86,756 |
| EMI Group | 21,394 | 109,966 |
| Enterprise Inns | 9,189 | 188,927 |
| Experian Group | 29,502 [a] | 324,665 |
| First Choice Holidays | 15,603 | 67,032 |
| Firstgroup | 10,692 | 109,558 |
| FKI | 13,710 | 25,037 |
| Friends Provident | 51,489 | 203,279 |
| Galiform | 17,330 | 33,383 |
| Gallaher Group | 19,423 | 329,696 |
| GKN | 20,642 | 120,274 |
| GlaxoSmithKline | 168,380 | 4,495,999 |
| Great Portland Estates | 5,174 | 59,307 |
| Group 4 Securicor | 35,244 | 117,633 |
| Hammerson | 7,916 | 203,367 |
| Hanson | 20,158 | 279,313 |
| Hays | 43,341 | 122,960 |
| HBOS | 110,087 | 2,282,302 |
| HMV Group | 13,620 | 41,173 |
| Home Retail Group | 24,242 [a] | 185,405 |
| HSBC Holdings | 332,235 | 6,298,533 |
| ICAP | 14,711 | 142,813 |
| IMI | 10,594 | 106,482 |
| Imperial Chemical Industries | 34,512 | 267,735 |
| Imperial Tobacco Group | 20,023 | 709,167 |
| Inchcape | 13,096 | 129,320 |
| Intercontinental Hotels Group | 11,340 | 218,229 |
| International Power | 41,468 | 264,753 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **United Kingdom (continued)** | | |
| Intertek Group | 4,269 | 67,009 |
| Invensys | 21,870 [a] | 95,311 |
| Investec | 8,680 | 87,741 |
| ITV | 180,100 | 362,388 |
| J Sainsbury | 42,135 | 314,818 |
| Johnson Matthey | 6,302 | 172,480 |
| Kelda Group | 10,041 | 165,845 |
| Kesa Electricals | 14,511 | 97,074 |
| Kingfisher | 66,669 | 334,734 |
| Ladbrokes | 19,033 | 148,288 |
| Land Securities Group | 13,593 | 543,393 |
| Legal & General Group | 188,524 | 519,568 |
| Liberty International | 7,617 | 195,250 |
| Lloyds TSB Group | 162,283 | 1,731,732 |
| LogicaCMG | 42,840 | 135,224 |
| London Stock Exchange Group | 4,270 | 102,777 |
| Man Group | 50,696 | 471,847 |
| Marks & Spencer Group | 49,304 | 617,340 |
| Meggitt | 10,952 | 69,871 |
| Michael Page International | 8,597 | 66,242 |
| Misys | 15,287 | 59,406 |
| Mitchell & Butlers | 16,668 | 189,469 |
| National Express Group | 3,795 | 70,571 |
| National Grid | 78,624 | 1,004,703 |
| Next | 6,660 | 238,803 |
| Old Mutual | 150,978 | 488,080 |
| PartyGaming | 25,846 | 15,035 |
| Pearson | 23,770 | 350,669 |
| Persimmon | 8,035 | 204,585 |
| Premier Farnell | 12,140 | 43,182 |
| Provident Financial | 7,607 | 89,880 |
| Prudential | 70,194 | 860,163 |
| Punch Taverns | 7,974 | 156,495 |
| Rank Group | 15,819 | 76,106 |
| Reckitt Benckiser | 17,674 | 768,896 |
| Reed Elsevier | 37,181 | 423,353 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **United Kingdom (continued)** | | |
| Rentokil Initial | 48,901 | 141,299 |
| Resolution | 19,345 | 229,492 |
| Reuters Group | 38,075 | 324,786 |
| Rexam | 16,741 | 188,542 |
| Rio Tinto | 30,510 | 1,682,861 |
| Rolls-Royce Group | 52,056 | 466,386 |
| Rolls-Royce Group, Cl. B | 1,978,656 | 3,774 |
| Royal & Sun Alliance Insurance Group | 82,943 | 233,335 |
| Royal Bank of Scotland Group | 92,518 | 3,296,179 |
| Royal Dutch Shell, Cl. A | 111,434 | 3,863,841 |
| Royal Dutch Shell, Cl. B | 79,926 | 2,862,802 |
| SABMiller | 26,032 | 503,446 |
| Sage Group | 38,969 | 178,377 |
| Schroders | 3,266 | 61,730 |
| Scottish & Newcastle | 22,434 | 241,320 |
| Scottish & Southern Energy | 25,202 | 631,594 |
| Scottish Power | 42,981 | 535,710 |
| Serco Group | 13,960 | 94,520 |
| Severn Trent | 6,528 | 173,809 |
| Signet Group | 50,005 | 114,208 |
| Slough Estates | 15,114 | 197,892 |
| Smith & Nephew | 26,511 | 259,010 |
| Smiths Group | 16,061 | 289,782 |
| Sportingbet | 9,804 | 9,116 |
| SSL International | 6,600 | 42,390 |
| Stagecoach Group | 21,317 | 56,716 |
| Standard Life | 59,650 [a] | 323,668 |
| Tate & Lyle | 14,605 | 219,500 |
| Taylor Woodrow | 15,468 | 107,311 |
| Tesco | 229,052 | 1,719,042 |
| Tomkins | 24,700 | 114,475 |
| Travis Perkins | 3,133 | 107,079 |
| Trinity Mirror | 9,063 | 84,785 |

**40**

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **United Kingdom (continued)** | | |
| Unilever | 35,734 | 886,679 |
| United Business Media | 7,360 | 97,419 |
| United Utilities | 25,883 | 352,222 |
| Vodafone Group | 1,524,446 | 3,925,125 |
| Whitbread | 6,168 | 164,812 |
| William Hill | 10,714 | 133,027 |
| Wimpey (George) | 11,627 | 116,644 |
| Wolseley | 19,036 | 449,836 |
| WPP Group | 34,424 | 440,874 |
| Xstrata | 17,859 | 762,979 |
| Yell Group | 22,457 | 266,838 |
| | | **84,730,502** |
| **Total Common Stocks** | | |
| (cost $258,088,472) | | **349,129,289** |

| Preferred Stocks−.3% | | |
|---|---:|---:|
| **Germany−.3%** | | |
| Henkel | 1,690 | 226,165 |
| Porsche | 234 | 272,795 |
| ProSieben Sat.1 Media | 2,153 | 62,077 |
| RWE | 1,095 | 96,882 |
| Volkswagen | 3,154 | 205,507 |
| | | **863,426** |
| **Italy−.0%** | | |
| Unipol | 23,252 | **71,449** |
| **Total Preferred Stocks** | | |
| (cost $1,090,735) | | **934,875** |

| Short-Term Investments−.2% | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **U.S. Treasury Bill;** | | |
| 4.88%, 12/7/06 | | |
| (cost $786,183) | 790,000 ᶜ | **786,074** |

| Other Investment–3.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $13,229,000) | 13,229,000 d | **13,229,000** |
| **Total Investments** (cost $273,194,390) | **102.4%** | **364,079,238** |
| **Liabilities, Less Cash and Receivables** | **(2.4%)** | **(8,470,754)** |
| **Net Assets** | **100.0%** | **355,608,484** |

a   *Non-income producing security.*
b   *The value of this security has been determined in good faith under the direction of the Board of Directors.*
c   *All or partially held by a broker as collateral for open financial futures positions.*
d   *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 16.5 | Food, Beverage & Tobacco | 4.9 |
| Materials | 8.0 | Insurance | 4.8 |
| Energy | 7.3 | Automobiles & Components | 4.0 |
| Capital Goods | 7.2 | Other | 27.0 |
| Pharmaceuticals & Biotechnology | 6.5 | Forward Currency Exchange | |
| Diversified Financials | 5.6 | Contracts/Futures | .0 |
| Utilities | 5.4 | | |
| Telecommunications | 5.2 | | **102.4** |

†   *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

October 31, 2006

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 10/31/06 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| DJ Euro Stoxx 50 | 38 | 1,945,872 | December 2006 | 1,573 |
| FTSE 100 | 13 | 1,522,491 | December 2006 | (5,304) |
| TOPIX | 10 | 1,377,235 | December 2006 | (33,407) |
| | | | | **(37,138)** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES
October 31, 2006

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
| Unaffiliated issuers | 259,965,390 | 350,850,238 |
| Affiliated issuers | 13,229,000 | 13,229,000 |
| Cash | | 944,635 |
| Cash denominated in foreign currencies | 1,255,863 | 1,272,642 |
| Receivable for shares of Common Stock subscribed | | 711,692 |
| Dividends and interest receivable | | 573,369 |
| Receivable for investment securities sold | | 113,001 |
| Unrealized appreciation on forward currency exchange contracts–Note 4 | | 84,819 |
| | | **367,779,396** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 175,256 |
| Payable for investment securities purchased | | 11,727,594 |
| Payable for shares of Common Stock redeemed | | 258,808 |
| Payable for futures variation margin–Note 4 | | 9,254 |
| | | **12,170,912** |
| **Net Assets ($)** | | **355,608,484** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 273,231,227 |
| Accumulated undistributed investment income–net | | 5,419,052 |
| Accumulated net realized gain (loss) on investments | | (13,954,564) |
| Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions [including ($37,138) net unrealized (depreciation) on financial futures] | | 90,912,769 |
| **Net Assets ($)** | | **355,608,484** |
| **Shares Outstanding** | | |
| (200 million shares of $.001 par value Common Stock authorized) | | 19,728,209 |
| **Net Asset Value,** offering and redemption price per share–Note 3(c) ($) | | **18.03** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended October 31, 2006

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Dividends (net of $614,749 foreign taxes withheld at source): | |
|   Unaffiliated issuers | 7,815,903 |
|   Affiliated issuers | 302,521 |
| Interest | 29,701 |
| Income on securities lending | 211 |
| **Total Income** | **8,148,336** |
| **Expenses:** | |
| Management fee–Note 3(a) | 982,888 |
| Shareholder servicing costs–Note 3(b) | 702,063 |
| Loan commitment fees–Note 2 | 1,430 |
| **Total Expenses** | **1,686,381** |
| **Investment Income–Net** | **6,461,955** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | 4,255,278 |
| Net realized gain (loss) on forward currency exchange contracts | 290,220 |
| Net realized gain (loss) on financial futures | 1,079,660 |
| **Net Realized Gain (Loss)** | **5,625,158** |
| Net change in unrealized appreciation (depreciation) on investments, foreign currency transactions and forward currency exchange contracts [including ($80,531) net change in unrealized (depreciation) on financial futures] | 50,959,372 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **56,584,530** |
| **Net Increase in Net Assets Resulting from Operations** | **63,046,485** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended October 31, | |
| --- | --- | --- |
| | 2006 | 2005 |
| **Operations ($):** | | |
| Investment income–net | 6,461,955 | 3,327,284 |
| Net realized gain (loss) on investments | 5,625,158 | 1,814,338 |
| Net change in unrealized appreciation (depreciation) on investments | 50,959,372 | 18,357,619 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **63,046,485** | **23,499,241** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income–net** | **(4,095,715)** | **(2,772,459)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 170,511,526 | 104,456,200 |
| Dividends reinvested | 3,605,156 | 2,386,290 |
| Cost of shares redeemed | (78,133,042) | (44,061,412) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **95,983,640** | **62,781,078** |
| **Total Increase (Decrease) in Net Assets** | **154,934,410** | **83,507,860** |
| **Net Assets ($):** | | |
| Beginning of Period | 200,674,074 | 117,166,214 |
| **End of Period** | **355,608,484** | **200,674,074** |
| Undistributed investment income–net | 5,419,052 | 2,650,601 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 10,355,730 | 7,547,258 |
| Shares issued for dividends reinvested | 234,572 | 175,076 |
| Shares redeemed | (4,728,362) | (3,173,832) |
| **Net Increase (Decrease) in Shares Outstanding** | **5,861,940** | **4,548,502** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

|  | Year Ended October 31, | | | | |
|---|---|---|---|---|---|
|  | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.47 | 12.57 | 10.91 | 8.89 | 10.60 |
| Investment Operations: | | | | | |
| Investment income−net[a] | .38 | .29 | .25 | .18 | .15 |
| Net realized and unrealized gain (loss) on investments | 3.45 | 1.88 | 1.72 | 2.04 | (1.73) |
| Total from Investment Operations | 3.83 | 2.17 | 1.97 | 2.22 | (1.58) |
| Distributions: | | | | | |
| Dividends from investment income−net | (.27) | (.27) | (.31) | (.20) | (.13) |
| Net asset value, end of period | 18.03 | 14.47 | 12.57 | 10.91 | 8.89 |
| **Total Return (%)** | 26.83 | 17.40 | 18.40 | 25.49 | (15.12) |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .60 | .60 | .60 | .60 | .60 |
| Ratio of net investment income to average net assets | 2.30 | 2.07 | 2.07 | 1.98 | 1.44 |
| Portfolio Turnover Rate | 4.12 | 3.46 | 14.80 | 11.37 | 24.12 |
| Net Assets, end of period ($ x 1,000) | 355,608 | 200,674 | 117,116 | 91,731 | 82,091 |

[a]  Based on average shares outstanding at each month end.
See notes to financial statements.

# NOTES TO FINANCIAL STATEMENTS

## NOTE 1—Significant Accounting Policies:

Dreyfus International Stock Index Fund (the "fund") is a separate non-diversified series of Dreyfus Index Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series including the fund. The fund's investment objective is to provide investment results that correspond to the net dividend and total return performance of equity securities of international issuers in the aggregate, as represented by the Morgan Stanley Capital International Europe, Australia, Far East (Free) Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned sub-sidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which requires the use of management estimates and assumptions. Actual results could differ from those estimates.

In the normal course of business, the fund may enter into contracts and agreements that contain a variety of representations and war-ranties, which provide general indemnifications. The maximum expo-sure to the fund under these arrangements is unknown, as this would involve future claims that may be made against the fund that have not yet occurred. However, based on experience, the fund expects the risks of loss to be remote.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the

national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the fund's Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Financial futures are valued at the last sales price on the principal exchange.

On September 20, 2006, the FASB released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income is determined on the basis of coupon interest accrued, adjusted for accretion of discount and amortization of premium on debt securities.

Pursuant to a securities lending agreement with Mellon Bank, N.A, an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy at origination all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes. Accordingly, no provision for income tax is required.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (the "Interpretation"). The Interpretation establishes for all entities, including pass-through entities such as the Fund, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2006, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $6,854,136, accumulated capital losses $7,146,950 and unrealized appreciation $82,670,071.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $2,075,999 of the carryover expires in fiscal 2010, $4,292,311 expires in fiscal 2011 and $778,640 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2006 and October 31, 2005, were as follows: ordinary income $4,095,715 and $2,772,459, respectively.

During the period ended October 31, 2006, as a result of permanent book to tax differences, primarily due to the tax treatment for passive foreign investment companies and foreign currency exchange gains and losses, the fund increased accumulated undistributed investment income-net by $402,211, decreased accumulated net realized gain (loss) on investments by $401,739 and decreased paid-in capital by $472. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended October 31, 2006, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .35% of the value of the fund's average daily net assets, and is payable monthly. Under the terms of the Agreement, the Manager has agreed to pay all the expenses of the fund, except management fees, brokerage commissions, taxes, commitment fees, interest, Shareholder Services Plan fees, fees and expenses of non-interested Board Members (includ-

ing counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Board Members (including counsel fees). Each Board member also serves as a Board Member of other funds within the Dreyfus complex (collectively, the "Fund Group"). Each Board member receives an annual fee of $40,000, an attendance fee of $5,000 for each in-person meeting and $500 for telephone meetings. The chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). Subject to the Company's Emeritus Program Guidelines, Emeritus Board members, if any, receive 50% of the Company's annual retainer fee and per meeting fee paid at the time the Board member achieves emeritus status. Amounts required to be paid by the Company directly to the non-interested Board members, that were applied to offset a portion of the management fee payable to the Manager were in fact paid directly by the Manager to the non-interested Board members. All Board fees are allocated among the funds in the Fund Group in proportion to each fund's relative net assets.

**(b)** Under the Shareholder Services Plan, the fund pays the Distributor for the provision of certain services, a fee at the annual rate of .25% of the value of the fund's average daily net assets. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2006, the fund was charged $702,063 pursuant to the Shareholder Services Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $102,233, and shareholder services plan fees $73,023.

**(c)** A 1% redemption fee is charged and retained by the fund on certain shares redeemed within six months following the date of issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended October 31, 2006, redemption fees charged and received by the fund amounted to $472. Cost of shares redeemed in the Statement of Changes in Net Assets is reflected net of redemption fees.

**(d)** Pursuant to an exemptive order from the SEC, the fund invests it's available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, forward currency exchange contracts and financial futures, during the period ended October 31, 2006, amounted to $109,914,650 and $11,285,388, respectively.

The fund may enter into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract.

The following summarizes open forward currency exchange contracts at October 31, 2006:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation ($) |
|---|---|---|---|---|
| **Purchases:** | | | | |
| Australian Dollar, expiring 11/2/2006 | 648,529 | 498,744 | 501,864 | 3,120 |
| British Pound, expiring 11/2/2006 | 1,173,165 | 2,231,805 | 2,237,518 | 5,713 |
| British Pound, expiring 12/14/2006 | 743,730 | 1,402,068 | 1,418,910 | 16,842 |
| Danish Krone, expiring 11/2/2006 | 691,367 | 117,960 | 118,395 | 435 |
| Euro, expiring 11/1/2006 | 692,977 | 881,224 | 884,481 | 3,257 |
| Euro, expiring 11/2/2006 | 2,029,312 | 2,580,716 | 2,590,112 | 9,396 |
| Euro, expiring 11/3/2006 | 68,653 | 87,312 | 87,625 | 313 |
| Euro, expiring 12/14/2006 | 1,375,010 | 1,742,592 | 1,758,706 | 16,114 |
| Hong Kong Dollar, expiring 11/2/2006 | 1,434,269 | 184,347 | 184,347 | – |
| Japanese Yen, expiring 11/2/2006 | 333,946,490 | 2,843,097 | 2,850,467 | 7,370 |
| Japanese Yen, expiring 12/14/2006 | 180,409,000 | 1,530,845 | 1,548,908 | 18,063 |
| New Zealand Dollar, expiring 11/2/2006 | 33,798 | 22,461 | 22,630 | 169 |
| Norwegian Krone, expiring 11/2/2006 | 250,737 | 38,168 | 38,333 | 165 |
| Singapore Dollar, expiring 11/2/2006 | 67,873 | 43,482 | 43,588 | 106 |
| Swedish Krona, expiring 11/2/2006 | 900,820 | 124,261 | 124,743 | 482 |
| Swiss Franc, expiring 11/2/2006 | 1,003,245 | 803,290 | 806,564 | 3,274 |
| **TOTAL** | | | | **84,819** |

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the

fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open as of October 31, 2006, are set forth in the Statement of Financial Futures.

At October 31, 2006, the cost of investments for federal income tax purposes was $281,386,069; accordingly, accumulated net unrealized appreciation on investments was $82,693,169, consisting of $94,474,415 gross unrealized appreciation and $11,781,246 gross unrealized depreciation.

### NOTE 5—Subsequent Event:

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of The Bank of New York Company, Inc.'s and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

# REPORT OF INDEPENDENT REGISTERED
   PUBLIC ACCOUNTING FIRM

### To the Board of Directors and Shareholders of
### Dreyfus International Stock Index Fund

In our opinion, the accompanying statement of assets and liabilities, including the statements of investments and of financial futures and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus International Stock Index Fund (the "Fund") (one of the series constituting Dreyfus Index Funds, Inc.) at October 31, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
December 14, 2006

# IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund elects to provide each shareholder with their portion of the fund's foreign taxes paid and the income sourced from foreign countries. Accordingly, the fund hereby makes the following designations regarding its fiscal year ended October 31, 2006:

— the total amount of taxes paid to foreign countries was $597,477

— the total amount of income sourced from foreign countries was $7,003,989

As required by federal tax law rules, shareholders will receive notification of their proportionate share of foreign taxes paid and foreign sourced income for the 2006 calendar year with Form 1099-DIV which will be mailed by January 31, 2007.

For the fiscal year ended October 31, 2006, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $2,428,006 represents the maximum amount that may be considered qualified dividend income.

# PROXY RESULTS (Unaudited)

Dreyfus Index Funds, Inc. held a special meeting of shareholders on June 29, 2006. The proposal considered at the meeting, and the results, are as follows:

|  | Shares | |
| --- | --- | --- |
|  | Votes For | Authority Withheld |
| To elect additional Board Members: |  |  |
| Peggy C. Davis† | 66,234,566 | 1,790,517 |
| James F. Henry† | 66,185,759 | 1,839,324 |
| Dr. Martin Peretz† | 66,291,073 | 1,734,010 |

† Each will serve as an Independent Board member of the fund commencing, subject to the discretion of the Board, on or about January 1, 2007.
In addition Joseph S. DiMartino, David P. Feldman, Ehud Houminer, Gloria Messinger and Anne Wexler continue as Board members of the fund.

## James F. Henry (75)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
• Advisor to The Elaw Forum, a consultant on managing corporate legal costs
• Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
• Individual Trustee of several trusts

*Other Board Memberships and Affiliations:*
• Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

*No. of Portfolios for which Board Member Serves:* 48

————————

## Ehud Houminer (66)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman
• Explore Charter School, Brooklyn, NY, Chairman

*No. of Portfolios for which Board Member Serves:* 60

————————

## Dr. Paul A. Marks (80)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

*Other Board Memberships and Affiliations:*
• Pfizer, Inc., Director-Emeritus
• Lazard Freres & Company, LLC, Senior Adviser
• Armgo-Start-Up Biotech; Board of Directors
• Nanoviricide, Scientific Advisory Board
• PTC, Scientific Advisory Board
• IKONYSIS, Scientific Advisory Board

*No. of Portfolios for which Board Member Serves:* 48

## Gloria Messinger (76)
## Board Member (1996)

*Principal Occupation During Past 5 Years:*
• Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
• Consultant in Intellectual Property

*Other Board Memberships and Affiliations:*
• Theater for a New Audience, Inc., Director
• Brooklyn Philharmonic, Director

*No. of Portfolios for which Board Member Serves:* 48

————————

## Dr. Martin Peretz (67)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

*Other Board Memberships and Affiliations:*
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

*No. of Portfolios for which Board Member Serves:* 48

————————

## Anne Wexler (76)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs

*Other Board Memberships and Affiliations:*
• Wilshire Mutual Funds (5 funds), Director
• Methanex Corporation, a methanol producing company, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

*No. of Portfolios for which Board Member Serves:* 57

————————

*Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*John M. Fraser, Jr., Emeritus Board Member*
*T. John Szarkowski, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**STEPHEN E. CANTER, President since March 2000.**

Chairman of the Board and Chief Executive Officer of the Manager, and an officer of 90 investment companies (comprised of 189 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 61 years old and has been an employee of the Manager since May 1995.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 60 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 50 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. She is 43 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ERIK D. NAVILOFF, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1992.

**ROBERT ROBOL, Assistant Treasurer since August 2002.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 91 investment companies (comprised of 205 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 205 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 49 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 87 investment companies (comprised of 201 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus International
Stock Index Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Trust of New England, N.A.
One Boston Place
Boston, MA 02109

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Telephone**  1-800-645-6561

**Mail**  The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail**  Send your request to info@dreyfus.com

**Internet**  Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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